United States

Securities and exchange commission
washington, d.c. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of January 2026

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ✓  Form 40-F ___

Index

Item	Description of Items
1.	Material Fact dated September 12, 2025 – Collective Bargaining Agreement Regarding Health Plans
2.	Material Fact dated September 19, 2025 – Collective Bargaining Agreement Regarding Health Plans
3.	Material Fact dated August 14, 2025 – Direct Action of Unconstitutionality 7,324 - Amounts to be refunded to consumers
4.	Earnings Release – 3Q2025
5.	Notice to the Market dated November 18, 2025 – Liquidation of the 11th Issue Debentures of Cemig GT
6.	Material Fact dated December 3, 2025 - Collective Bargaining Agreement Regarding Health Plans
7.	Notice to the Market dated December 5, 2025 - Injunction granted in Public Civil Action against Auction of four small power plants
8.	Notice to the Market dated December 8, 2025 - Suspension of injunction in Public Civil Action against Auction of four small power plants
9.	Material Fact dated December 12, 2025 - CEMIG announces R$44 billion investment plan for 2026-2030
10.	Material Fact dated December 12, 2025 - Single agreement in collective bargaining agreements on health plan
11.	Notice to the Market dated December 19, 2025- Cemig SIM concludes the acquisition of 10MWp in solar power plants

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Andrea Marques de Almeida .

Name: Andrea Marques de Almeida

Title: Vice President of Finance and Investor Relations

Date: January 20, 2026

1.	Material Fact dated September 12, 2025 – Collective Bargaining Agreement Regarding Health Plans

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

MATERIAL FACT

Collective Bargaining Agreement Regarding Health Plans

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo and New York, hereby informs its shareholders and the market in general, under CVM Resolution 44/2021, that, in continuity to the Material Fact disclosed on February 20, 2025, it has filed, on September 11, 2025, in the records of the collective bargaining dispute Process 0011802-15.2025.5.03.0000, the agreement signed with labor unions SINDSUL – Sindicato dos Eletricitários do Sul de Minas Gerais and FTIUMG – Federação dos Trabalhadores nas Indústrias Urbanas de Minas Gerais.

The agreement establishes a buyout payment for compensatory damages in a maximum total amount of R$1,250,000,000.00 (one billion, two hundred and fifty million reais), to be paid pro rata in 6 (six) installments, the last one in 2030, relating to 15,496 (fifteen thousand, four hundred and ninety-six) retirees and pensioners, all of whom were active and enrolled in the CEMIG Saúde PSI health plan in February 2025.

The agreement, which is subject to approval by the Regional Labor Court of the 3rd Region, is resolutory in nature and applies to those who are represented or affiliated with the signing entities, as well as those who may subsequently adhere to them.

CEMIG reaffirms its commitment to keeping shareholders and the market in general informed about this matter, under CVM regulations and the applicable legislation.

Belo Horizonte, September 12, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

2.	Material Fact dated September 19, 2025 – Collective Bargaining Agreement Regarding Health Plans

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

MATERIAL FACT

Collective Bargaining Agreement Regarding Health Plans

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo and New York, hereby informs its shareholders and the market in general, under CVM Resolution 44/2021, that, in continuity to the Material Facts disclosed on September 12, 2025, and February 20, 2025, the collective bargaining dispute proceeding filed under Process 0011802-15.2025.5.03.0000 was approved today and an agreement has been signed with labor unions SINDSUL – Sindicato dos Eletricitários do Sul de Minas Gerais and FTIUMG – Federação dos Trabalhadores nas Indústrias Urbanas de Minas Gerais.

The agreement establishes a buyout payment for compensatory damages in a maximum total amount of R$1,250,000,000.00 (one billion, two hundred and fifty million reais), to be paid pro rata in 6 (six) installments, the last one in 2030, relating to 15,496 (fifteen thousand, four hundred and ninety-six) retirees and pensioners, all of whom were active and enrolled in the CEMIG Saúde PSI health plan in February 2025. The Company remains committed to signing agreements with the remaining labor unions.

CEMIG reaffirms its commitment to keeping shareholders and the market in general informed about this matter, under CVM regulations and the applicable legislation.

Belo Horizonte, September 19, 2025.

Cristiana Maria Fortini Pinto e Silva

Acting Vice President of Finance and Investor Relations

3.	Material Fact dated August 14, 2025 – Direct Action of Unconstitutionality 7,324 - Amounts to be refunded to consumers

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

MATERIAL FACT

Direct Action of Unconstitutionality 7,324

Amounts to be refunded to consumers

A COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo and New York, hereby informs its shareholders and the market in general, under CVM Resolution 44/2021, that, on August 14, 2025, the Brazilian Federal Supreme Court (STF) ruled, within the scope of Direct Action of Unconstitutionality Number 7,324, on the constitutionality of Law 14,385/2022, which regulates the refund to electricity consumers of tax amounts overpaid by distribution companies.

The Company is awaiting the publication of the court ruling to assess the potential accounting, financial, and operational impacts arising from the decision.

CEMIG reaffirms its commitment to keeping shareholders and the market in general informed about this matter, under CVM regulations and the applicable legislation.

Belo Horizonte, August 14, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

4.	Earnings Release – 3Q2025

CEMIG

EARNINGS RELEASE
3Q25

Conference call | Webcast

November 14 (Friday),

at 2:00 PM (Brasília Time)

Link - CEMIG - WEBCAST

CMIG3 NÍVEL 1 | CMIG4 NÍVEL 1 | CIG LISTED NYSE | CIG.C LISTED NYSE

IBRX100 B3 | IEE B3 | ISE B3 | ICO2 B3

CEMIG
Click to enter the Cemig Results Center

3Q25 HIGHLIGHTS

RATINGS

AAA Fitch Ratings | AAA MOODY'S | AA+ S&P Global

Results 3Q25 (R$ million)

Consolidated Ebitda

-69.7%
-16.3%
4.958
1.501
1.762
1.475
3Q24
3Q25
3Q24
3Q25
IFRS
Ajusted

Consolidated net profit

-75.7%
-30.2%
3.280
797
1.118
780
3Q24
3Q25
3Q24
3Q25
IFRS
Ajusted

Ebitda by segment (IFRS)

758
443
209
152
-34
-27
Distribution
Generation
Gas
Transmission
Trading
Holding/Investees

Leverage (Net debt/Adjusted Ebitda)

1,28
1,22
0,96
0,89
1,30
1,76
2020
2021
2022
2023
2024
Sep/25

ESG

MSCI Rating A

CEMIG: IN THIS INDEX FOR 25 YEARS

MEMBER OF Dow Jones Sustainability Indices

THE ONLY ELECTRICITY COMPANY IN THE AMERICAS IN THE INDEX SINCE ITS CREATION

Energy Sources

100% RENEWABLE

Transforming lives with our energy

3Q25 HIGHLIGHTS

RESULTS IN 3Q25

EBITDA: **R$ 1.50** billion
Adjusted EBITDA: **R$ 1.47** billion
Net profit: **R$ 797** million
Adjusted net profit: **R$ 780** million

CEMIG DISTRIBUTION

- **Opex and EBITDA better** than the regulatory benchmark by **R$208 million** and **R$115 million,** respectively, in 9M25
- Total distribution (ex. DG) down 4.4% YoY (captive market –6.5%, Free Clients –2.9%)
- Energy losses and outage duration also **outperform** regulation
  - Outage Duration (DEC): Strong cut, from 9.76 in 2Q25 to 9.34 in 3Q25

OPERATIONAL EFFICIENCY

- **PMSO** expense grew less than inflation, YoY (3.0%, vs. inflation 5.17%).
- **Post-employment obligations (Health Plan):**
  - 530 employees opted for the Premium Plan in 3Q25, with a positive impact of R$22.6 million on EBITDA
  - Work agreement with two unions ratified by Employment Court in September.

ENERGY TRADING

- Reduction of R$ 136 million in EBITDA due to exposure to higher prices to close positions

LEADERSHIP IN THE FREE MARKET

- First energy trader to reach 10,000 consumer units
- 192 MWaverage sold in the retail free market

9M25 capex: R$ 4.7 billion – 17% more than in 9M24

- Distribution: Cemig D invested **R$ 3.6 billion (15% more than in 3Q24)**
- Transmission capex: R$ 297 million (+59%) – **R$ 32 million** added to **RAP**
- Generation: win at GSF auction extended 3 concessions – Disbursement of R$ 199 million

Moody's upgrades rating to AAA

- Prudent finance management, strong liquidity, stable cash flow
- 2 of key agencies now give Cemig the top rating on the Brazilian scale
- Low leverage - Net debt / Adjusted Ebitda at end of 3Q25: **1.76X**

Interest on Equity: R$ 604.7 million declared in September/25

- Payment in 2 equal tranches – June and Dec., 2026
- Interest on Equity so far declared on 2025 earnings: R$ 1.74 billion

CONTENTS

Ebitda and profit by company, 3Q25 and 3Q24	5
P&L, 3Q25 and 3Q24	6
RESULTS BY BUSINESS SEGMENT	7
CONSOLIDATED ELECTRICITY MARKET	8
PERFORMANCE BY COMPANY	9
Cemig D	9
Billed electricity market	9
Sources and uses of electricity – MWh	10
Client base	11
The 2025 Annual Tariff Adjustment	11
Five-year Tariff Reviews compared	12
Opex and Ebitda: Realized vs. Regulatory	12
Supply quality indicators – DEC and FEC	13
Combating default	13
Energy losses	13
Cemig GT and Cemig holding company	15
Electricity market	15
Sources and uses of electricity	15
Gasmig	16
CEMIG – Consolidated results	17
Net profit	17
Operational revenue	18
Operational costs and expenses	20
Finance income and expenses	24
Equity income (Gain (loss) in non-consolidated investees)	24
CONSOLIDATED EBITDA (IFRS, and Adjusted)	25
Cemig GT – Ebitda	26
Cemig GT – Ebitda	27
Investments	28
Debt	29
Cemig’s long-term ratings	31
ESG: Engagement and performance	32
Cemig’s shares and ADRs	36
Cemig’s generation plants	37
RAP: July 2025 – June 2026 cycle	38
Transmission: Regulatory Revenue and Ebitda	39
Complementary information	40
Cemig D	40
Cemig GT	40
Cemig, Consolidated	43
Disclaimer	49

4

Ebitda and profit by company, 3Q25 and 3Q24

	3Q25	3Q24	Change %	3Q25	3Q24	Change %
(R$ million)	Ebitda (IFRS)			Adjusted Ebitda
Cemig D	758	773	-1.9%	737	773	-4.7%
Cemig GT	530	3,798	-86.0%	526	603	-12.8%
Gasmig	209	227	-7.9%	209	227	-7.9%
Others	4	160	-97.5%	3	159	-98.1%
Consolidated	1,501	4,958	-69.7%	1,475	1,762	-16.3%
New replacement value (VNR)	21	16	31.3%	21	16	31.3%
Equity income (Gain (loss) in Non-consolidated investees)	41	62	-33.9%	41	62	-33.9%
Regulatory difference, T* (Transmission IFRS/Regulatory)	100	-1,428	-	101	92	9.8%
Consolidated, less (VNR and equity income), plus (T)	1,539	3,452	-55.4%	1,514	1,776	-14.8%

	3Q25	3Q24	Change %	3Q25	3Q24	Change %
(R$ million)	Profit (IFRS)			Adjusted profit
Cemig D	282	372	-24.2%	268	372	-28.0%
Cemig GT	387	2,629	-85.3%	385	467	-17.6%
Gasmig	110	131	-16.0%	110	131	-16.0%
Others	18	148	-87.8%	17	148	-88.5%
Consolidated	797	3,280	-75.7%	780	1,118	-30.2%

"More details on the Transmission regulatory result can be found in the section Transmission: Regulatory Revenue and Ebitda.

5

CEMIG: P&L, 3Q25 and 3Q24

	3Q25	3Q24	Change, %
PROFIT AND LOSS ACCOUNTS (R$ ’000)
NET REVENUE	10,619,741	10,148,88	4.6%

COSTS
Cost of electricity and gas	-6,170,023	-5,916,035	4.3%
Infrastructure construction costs	-1,602,092	-1,336,151	19.9%
Cost of operation	-1,247,001	-1,238,328	0.7%
Total costs	-9,019,116	-8,490,514	6.2%

GROSS PROFIT	1,600,625	1,658,371	-3.5%

EXPENSES and Other Revenues
Client default provision	-60,304	50,556	-
General and administrative expenses	-195,333	-206,548	-5.4%
Other expenses	-263,105	-103,549	154.1%
Other revenues	0	3,151,678	-100.0%
Total expenses	-518,742	2,892,137	-117.9%

Share of gain (loss) in non-consolidated investees	40,708	61,657	-34.0%
Profit before Finance income (expenses) and Taxes on profit	1,122,591	4,612,165	-75.7%

Finance income	256,943	262,565	26.2%
Finance expenses	-533,005	-324,110	87.4%
Net finance income (expense)	-276,062	-61,545	348.6%

Profit before income tax and Social Contribution tax	846,529	4,550,620	-81.4%

Income tax and Social Contribution tax	-140,680	-776,628	-81.9%
Deferred income tax and Social Contribution tax	90,893	-493,795	-118.4%
Total income tax and Social Contribution tax incl. deferred	-49,787	-1,270,423	-96.1%

NET PROFIT FOR THE PERIOD	796,742	3,280,197	-75.7%

6

RESULTS BY BUSINESS SEGMENT

INFORMATION BY SEGMENT, 3Q25
Item	Electricity				Gas	Equity interests (Holding co.)	Total	Eliminations	Consolidated
	Generation	Transmission	Trading	Distribution
NET REVENUE	721,467	333,303	2,217,977	7,286,787	568,545	23,792	11,151,871	-532,130	10,619,741
Intersegment	350,477	149,031	-	32,622	-	-	532,130	-532,130	-
External	370,990	184,272	2,217,977	7,254,165	568,545	23,792	10,619,741	-	10,619,741

COST OF ELECTRICITY AND GAS	-182,751	-74	-2,224,789	-4,047,449	-240,910	-1,547	-6,697,520	527,497	-6,170,023
Intersegment	-31,504	-39	-331,066	-164,350	-	-538	-527,497	527,497	-
External	-151,247	-35	-1,893,723	-3,883,099	-240,910	-1,009	-6,170,023	-	-6,170,023

COSTS AND EXPENSES
People	-36,452	-39,164	-10,418	-221,850	-13,466	-15,856	-337,206	-	-337,206
Employees’ and managers’ profit shares	-4,420	-5,029	-4,063	-24,789	-2,562	-6,956	-47,819	-	-47,819
Post-employment liabilities	-11,837	-7,315	-1,677	-66,191	-	-18,277	-105,297	-	-105,297
Materials, Outsourced services and Other expenses, net	-54,339	-27,917	-7,860	-576,731	-24,468	-24,479	-715,794	4,633	-711,161
Intersegment	-2,659	-603	-	-1,310	-48	-13	-4,633	4,633	-
External	-51,680	-27,314	(7,860,00)	-575,421	-24,420	-24,466	-711,161	-	(711,161,00)
Depreciation and amortization	-78,989	-1,434	-2	-262,003	-25,805	-9,699	-377,932	-	-377,932
Operational provisions / adjustments for losses	11,384	-6,483	-3,441	-165,261	2,191	-24,718	-186,328	-	-186,328
Infrastructure construction costs	-	-95,237	-	-1,426,039	-80,816	-	-1,602,092	-	-1,602,092
Total cost of operation	(174,653,00)	-182,579	(27,461,00)	-2,742,864	-144,926	(99,985,00)	-3,372,468	4,633,00	-3,367,835

COSTS AND EXPENSES	-357,404	-182,653	-2,252,250	-6,790,313	-385,836	-101,532	-10,069,988	532,130	-9,537,858

Share of gain (loss) in non-consolidated investees	-	-	-	-	-	40,708	40,708	-	40,708

PROFIT BEFORE FINANCE INCOME (EXPENSES) AND TAXES ON PROFIT	364,063	150,650	-34,273	496,474	182,709	-37,032	1,122,591	-	1,122,591
Net finance income (expenses)	-4,093	-12,107	4,851	-208,460	-18,624	-37,629	-276,062	-	-276,062
PROFIT (LOSS) BEFORE TAXES ON PROFIT	359,970	138,543	-29,422	288,014	164,085	-74,661	846,529	-	846,529
Income tax and Social Contribution tax	-2,497	-27,906	17,761	-5,915	-53,712	22,482	-49,787	-	-49,787
NET PROFIT FOR THE PERIOD	357,473	110,637	-11,661	282,099	110,373	-52,179	796,742	-	796,742

7

CONSOLIDATED ELECTRICITY MARKET

Cemig’s consolidated electricity market

In September 2025 the Cemig Group invoiced approximately 9.55 million clients – an increase of approximately 203,000 clients, or 2.2%, in its consumer base since the end of September 2024. Of this total number of consumers, 9,547,888 are final consumers, and/or represent Cemig’s own consumption; and 622 are other agents in the Brazilian electricity sector.

This chart shows the Cemig Group’s sales to final consumers by segment:

8

PERFORMANCE BY COMPANY

Cemig D

Billed electricity market

	3Q25	3Q24	Change %
Captive clients + Transmission for clients (MWh*)
Residential	3,134,386	3,051,336	2.7%
Industrial	5,491,183	5,967,158	–8.0%
Captive market	168,672	270,836	–37.7%
Transport	5,322,511	5,696,321	–6.6%
Commercial, services and Others	1,463,579	1,511,590	–3.2%
Captive market	792,184	930,862	–14.9%
Transport	671,395	580,728	15.6%
Rural	864,312	935,395	–7.6%
Captive market	818,697	914,360	–10.5%
Transport	45,615	21,035	116.9%
Public services	786,763	814,299	–3.4%
Captive market	546,178	646,371	–15.5%
Transport	240,585	167,928	43.3%
Concession holders	87,630	91,045	–3.8%
Transport	87,630	91,045	–3.8%
Own consumption	6,437	6,763	–4.8%
Total	11,834,290	12,377,586	–4.4%
Total, captive market	5,466,554	5,820,529	–6.1%
Total, energy transported for Free Clients	6,367,736	6,557,057	–2.9%

* Excludes supply compensated in Distributed Generation.

Electricity billed to captive clients plus transport of energy for Free Clients and distributors, excluding supply offset in distributed generation, totaled 11,834 GWh in 3Q25 – 4.4% less than in 3Q24. This was mainly the result of lower consumption by industrial clients (down 476.0 GWh, or 8.0%, year-on-year), rural clients (–71.1 GWh or –7.6%), commercial clients (–48.0 GWh or –3.4%), and public services (–27.5 GWh or –3.4%), mainly reflecting migration of clients to Distributed Generation and to the Free Market. On the other hand, consumption by residential clients was 83.1 GWh (+2.7%) higher than in 3Q24.

The year-on-year reduction of 4.4% in total energy distributed comprised: a reduction of 6.1% (354.0 GWh) in consumption by the captive market, and a reduction of 2.9% (189.3 GWh) in use of the network by Free Clients. Taking distributed generation offset energy into account, total distributed energy was 2.0% lower than in 3Q24.

Energy distributed, by segment (%)

9

Distribution – volume sold, by consumer sector

Industrial: Energy distributed to/for industrial clients was 8.0% less than in 3Q24, and was 46.4% of the total volume distributed by Cemig D. A large proportion was energy transported for industrial Free Clients (45.0%), which in total was 6.6% lower in volume than in 3Q25. Within the total, energy billed to captive industrial clients was 1.4% of the total distributed, and 37.7% less by volume than in 3Q24 – mainly due to migration of clients to the Free Market.

A strong impact on this reduction in industrial consumption came from migration of two major clients to the Free Market. Without this effect the year-on-year reduction in total energy distributed would have been 3.1%. Sectors with lower consumption in 3Q25 were primarily: steel, down 36.9%YoY, chemicals (down 27.9%), and ferro-alloys (down 10.4%). Consumption was higher, YoY, in extractive industries (up 3.3%), the auto industry (up 3.5%) and foods and beverages (up 1.1%).

Residential consumption was 26.5% of the total energy distributed by Cemig D in the quarter, and 2.7% higher by volume than in 3Q24. Average monthly consumption per consumer (128.3 kWh/month) was 0.4% lower than in 3Q24. On the other hand, the total number of residential clients grew by 3.1% year-on-year (Cemig D added a significant total of 200,400 new clients in the 12-month period).

Commercial and Services: Energy distributed to these consumers was 12.4% of the total distributed by Cemig D in 3Q25, and by volume 3.2% less than in 3Q24. The change has two components: (i) energy billed to captive clients 14.9% lower; and (ii) volume transported for Free Clients 15.6% higher – reflecting migration of clients to the Free Market. The lower figure for total consumption mainly reflects migration of clients to distributed generation.

Rural: This sector received 7.3% of the energy distributed by Cemig D – totaling 7.6% less by volume than in 3Q24, mainly due to a 4.0% reduction in the number of consumer units, of which a large proportion were reclassified to the residential category.

Public services: consumed 6.6% of the energy distributed in the quarter, 3.4% less by volume than in 3Q24.

Sources and uses of electricity – MWh

	3Q25	3Q24	Change %
Metered market – MWh
Transported for distributors	87,630	91,045	–3.8%
Transported for Free Clients	6,282,695	6,537,504	–3.9%
Own load + Distributed generation	8,640,608	8,790,421	–1.7%
Consumption by captive market	5,422,122	5,836,505	–7.1%
Distributed generation market	1,543,292	1,269,813	21.5%
Losses in distribution network	1,675,194	1,684,103	–0.5%
Total volume carried	15,010,934	15,418,971	–2.6%

10

Client base

In September 2025 Cemig billed 9.54 million consumers, or 2.2% more than in September 2024. Of this total, 5,907 were Free Clients using the distribution network of Cemig D.

	Sep. 2025	Sep. 2024	Change %
NUMBER OF CAPTIVE CLIENTS
Residential	8,145,511	7,897,895	3.1%
Industrial	23,125	28,734	–19.5%
Commercial, Services and Others	891,177	918,607	–3.0%
Rural	383,022	399,211	–4.1%
Public authorities	75,038	72,545	3.4%
Public lighting	7,788	6,995	11.3%
Public services	13,239	13,710	–3.4%
Own consumption	845	757	11.6%
Total, captive clients	9,539,745	9,338,454	2.2%
NUMBER OF FREE CLIENTS
Industrial	2,383	1,639	45.4%
Commercial	3,104	2,146	44.6%
Rural	151	46	228.3%
Public authorities	57	4	1,325.0%
Public services	204	60	240.0%
Concession holders	8	8	0.0%
Total, Free Clients	5,907	3,903	51.3%
Total, Captive market + Free Clients	9,545,652	9,342,357	2.2%

The 2025 Annual Tariff Adjustment

Cemig D’s tariffs are re-set in May each year; and every five years are subjected to a Periodic Tariff Review, also in May. The purposes of the Annual Adjustment are: (i) to pass on to the client, in full, changes in the costs defined as “non-manageable”; and (ii) to provide inflation adjustment for the costs which are specified in the Tariff Review as “manageable”. Manageable costs are adjusted by the IPCA inflation index, less a factor known as the ‘X Factor’, designed to capture productivity, under a system using a price-cap regulatory model.

Aneel (the Brazilian electricity regulator) ratified Cemig D’s last annual Tariff Adjustment on May 20, 2025, to be effective from May 28, 2025 to May 27, 2026. It resulted in an average increase, for consumers, of 7.78%. The average effect for low-voltage consumers was an increase of 7.03%, and for residential consumers, an increase of 6.86%. The component percentage of the increase corresponding to manageable costs (referred to as ‘Portion B’) was 1.36%. The increase relating to non-manageable costs (‘Portion A’ – comprising purchase of energy, transmission, sector charges and non-recoverable revenues) was 6.12%. The increase in the financial components of the tariff contributed 0.30 percentage points. The item with the greatest impact on the tariff increase was the sector charges, which contributed an effect of 4.63%, reflecting an increase in the CDE (the Energy Development Account, a government sector charge).

Average effects of the Tariff Adjustment
High voltage – average	9.45%
Low voltage – average	7.03%
Average effect	7.78%

More details at this link:

https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/SEI_0111327_Nota_Tecnica_116_Cemig.pdf

11

Five-year Tariff Reviews compared

Comparison of the Tariff Reviews made in 2023 and in the previous cycle (2018):

Five-year Tariff Reviews	2018	2023
Gross Remuneration Base R$ million	20,490	25,587
Net Remuneration Base R$ million	8,906	15,200
Average depreciation rate %	3.84%	3.95%
WACC (after taxes) %	8.09%	7.43%
Remuneration of ‘Special Obligations’ – R$ million	149	272
CAIMI* R$ million	333	484
QRR** – Depreciation R$ million	787	1,007

* CAIMI: (Cobertura Anual de Instalações Móveis e Imóveis) – Annual support for facilities.

* QRR: ‘Regulatory Reintegration Quota’: Gross base x annual depreciation rate.

See more details at this link: https://www2.aneel.gov.br/aplicacoes/tarifa/arquivo/NT%2012%202023%20RTP%20Cemig.pdf

Opex and Ebitda: Realized vs. Regulatory

Realized Opex and Ebitda were both better than regulatory levels in 9M25:

R$ million

Regulatory Ebitda is calculated by reference to: (i) remuneration of capital; (ii) the QRR quota (Gross base x annual depreciation rate); and (iii) a percentage of the Annual Cost of Facilities and Real Estate, published in Aneel Technical Notes at the times of Tariff Reviews and Tariff Adjustments.

12

Supply quality indicators – DEC and FEC

Cemig’s DEC (Average Outage Duration) for the 12 months to end-September 2025, at 9.34 hours, was again within the regulatory limit of 9.48 hours (down from 9.76 hours in the 12 months to end-June). Its Average Outage Frequency indicator (FEC) for the same 12 months was 5.25, within the regulatory parameter, of 5.83 per year (down from 5.37 at end-June 2025).

Combating default

The Company has maintained a high level of collection actions, helping to keep the Receivables Recovery Index high – it was 99.09% in September 2025.

Collection of customer invoices via digital channels (Brazil’s PIX instant payment system, automatic monthly debit, payment by credit card, various apps, etc.) was 68.09% of all receivables collected – or 0.409 pp higher than in 3Q24. PIX was the method most used by clients – for a total of 33.4% of the total of all collection – providing savings of R$ 35.0 million in collection expenses since it was put in place in 2021.

Energy losses

Energy losses in the 12 months to September 2025, at 11.42%, were below the regulatory minimum of 11.47%. Aneel Technical Note 53/2025 specified an updated method for calculation of non-technical losses, in effect as from May 28, 2025 (date of the most recent tariff adjustment): this update now considers the measured energy from distributed generation (DG) in the calculation, rather than billed energy.

Some main features of our combat of energy losses in 9M25 were:

-	approximately 284,000 inspections;
-	replacement of more than 287,000 obsolete meters;
-	replacement of 115,000 conventional meters by smart meters (bringing the total of smart meters installed since the project began in September 2021 to 514,000); and
-	regularization of 4,700 clandestine connections made by families living in ‘invaded’ and low-income areas, through our Energia Legal program, using ‘bulletproofed’ networks (bringing the total of connections regularized since the start of the project in February 2023 to 27,500).

For full-year 2025, a total of 340,000 inspections are planned, with replacement of 425,000 obsolete meters, and installation of external meters where consumers have repeatedly tried to achieve irregular consumption.

13

Total energy losses

6,61
6,55
6,14
6,17
6,24
6,31
6,98
12,71
12,57
11,28
11,23
11,47
11,51
11,43
10,84
11,23
11,11
10,71
10,51
10,36
11,42
2019
2020
2021
2022
2023
2024
set/25
Total losses (TWh)
Actual losses, %
Regulator y

Technical and non-technical losses, as %

12,71
12,57
11,23
11,11
10,71
10,36
11,42
8,77
8,77
8,77
8,77
8,31
8,01
8,01
3,94
3,8
2,46
2,34
2,40
2,35
3,41
2019
2020
2021
2022
2023
2024
set/25
Total losses, %
Non-technical losses, %
Technical losses, %

The regulatory limits – technical and non-technical losses

11,51
11,43
11,28
11,23
10,84
10,51
11,47
8,77
8,77
8,77
8,77
8,31
8,01
8,01
2,74
2,66
2,51
2,46
2,53
2,50
3,46
2019
2020
2021
2022
2023
2024
set/25
Total regulatory limit, %
Limit for non-technical losses, %
Limit for technical losses, %

14

Cemig GT and Cemig holding company

Electricity market

The total volume of electricity sold in 3Q25 by Cemig GT and by the holding company (Cemig H’), excluding sales on the wholesale power exchange (CCEE), was 16.8% higher than in 3Q24.

Cemig GT billed 6,438 GWh (including quota sales) in 3Q25, 25.6% more than in 3Q25.

The holding company reported sales of 5,122 GWh in 3Q25, 7.3% more than in 3Q24. Migration of energy purchase contracts from Cemig GT to ‘Cemig H’ was begun in 3Q21, has continued gradually since then, and is now around 61%.

Of the total sold by the holding company and Cemig GT in 3Q25, sales in the ‘retail market’ in the quarter accounted for 383.5 GWh.

	3Q25	3Q24	Change %
Cemig GT – MWh
Free Clients	3,723,919	3,070,399	21.3%
Industrial	2,552,644	2,152,180	18.6%
Commercial	1,129,355	904,242	24.9%
Rural	26,466	13,045	102.9%
Public authorities	15,454	932	1,558.1%
Free Market – Traders and cooperatives	1,648,109	950,647	73.4%
Quota supply	528,355	543,712	–2.8%
Regulated Market	504,901	527,676	–4.3%
Regulated Market – Cemig D	32,588	32,594	0.0%
Total, Cemig GT	6,437,872	5,125,028	25.6%
Cemig H – MWh
Free Clients	2,505,448	2,551,187	–1.8%
Industrial	2,056,634	2,082,965	–1.3%
Commercial	411,039	439,244	–6.4%
Rural	37,775	28,978	30.4%
Free Market – Traders and Cooperatives	2,616,481	2,223,641	17.7%
Total Cemig H	5,121,929	4,774,828	7.3%
Cemig GT + H	11,559,801	9,899,856	16.8%

Sources and uses of electricity

15

Gasmig

Gasmig, 99.57% owned by Cemig, is the exclusive distributor of piped natural gas for the whole of Minas Gerais State. It supplies industrial, commercial and residential users, users of compressed natural gas and vehicle natural gas, and gas as fuel for thermoelectric generation plants. Its concession expires in January 2053.

Gasmig’s last Tariff Review was completed in April 2022. Highlights of that review:

▪	The WACC used (real, after taxes) was reduced from 10.02% p.a. to 8.71% p.a.
▪	The Net Remuneration Base was increased significantly, to R$ 3.48 billion.
▪	The regulator recognized 100% of PMSO (Personnel, Materials, outsourced Services & Other expenses).

Market (Volume in ’000 m3)	2023	2024	3Q24	3Q25	Change, 3Q24–3Q25
Automotive	31,907	22,511	5,558	4,580	–17.6%
Compressed vehicle natural gas	541	630	206	59	–71.4%
Industrial	830,943	786,363	201,107	79,858	–60.3%
Industrial compressed natural gas	12,473	10,275	2,710	2,209	–18.5%
Residential	11,912	12,095	3,273	3,756	14.8%
Co-generation	12,075	12,164	2,606	3,819	46.5%
Commercial	21,964	23,203	6,045	6,610	9.3%
Total, captive market	921,815	867,241	221,505	100,891	–54.5%
Industrial – Free Market	92,362	97,302	20,785	129,587	523.5%
Industrial compressed natural gas – Free Market	–	10,421	2,725	2,887	5.9%
Thermal generation – Free Market	19,050	58,046	30,065	26,448	–12%
Total capacity contracted and used – Free Market	111,412	165,769	53,575	158,922	196.6%
Total (captive clients + Free Market)	1,033,227	1,033,010	275,080	259,813	–5.6%

Ebitda (R$ ’000)	3Q25	3Q24
Profit (loss) for the period	110,372	130,977
Income tax and Social Contribution tax	55,415	65,007
Net finance income (expenses)	18,624	8,168
Depreciation and amortization	24,103	23,041
Ebitda, per CVM Resolution 156	208,514	227,193

Total volume of gas distributed in 3Q25 was 5.6% lower than in 3Q24: captive market sales were 54.5% (120,600m³) lower than in 3Q24, and volume distributed to industrial and thermoelectric generation Free Clients was 196.6% (105,400 m³) higher. The main factor in these changes was migration of industrial clients to the Free Market, increasing the volume sold to that market. In terms of total volume distributed, industrial clients showed the largest reduction: approximately 13,000 m³, compared to 3Q24.

Gasmig’s 3Q25 Ebitda was 8.2% lower than in 3Q24, mainly due to the changes in volume of gas distribution to industrial clients.

Gasmig’s total number of clients increased by 6.8% from 3Q24, to a total of 108,682 consumers in 3Q25 – reflecting expansion of the commercial and the residential client bases (total addition of 6,100 clients).

16

CEMIG – Consolidated results

Net profit

Cemig reports 3Q25 net profit of R$ 796.7 million, which compares to net profit of R$ 3,280.2 million in 3Q24. Adjusted net profit for 3Q25 is R$ 780.2 million, compared to R$ 1,118.4 million in 3Q24. The main factors in this result were:

▪	Profit on the Trading activity R$ 106.7 million lower than in 3Q24, due to higher costs of acquisition of energy, in a period of higher prices, due to the need to close open positions in the quarter, which were increased by non-compliance with contracts by traders in difficulties.
▪	Profit from Distribution R$ 89.6 million lower than in 3Q24, reflecting total volume of energy distributed by Cemig D (excluding distributed generation) 4.4% lower than in 3Q24.
▪	The lower GSF (generation scaling factor) – at 0.65 in 3Q25, vs 0.79 in 3Q24 – produced a negative effect increasing the need for purchase of energy, in a scenario of higher spot prices. This resulted in total cost of acquisition of energy in the generation activity being R$ 96 million higher.
▪	Net financial expenses were R$ 214.5 million higher than in 3Q24, reflecting (i) increased gross debt, and (ii) the higher Selic rate (15.00% in 2025, vs. 10.50%–10.75% in 3Q24).
▪	Restatement of post-employment liabilities, due to migration of 530 employees in 3Q25 to the Premium Health Plan (which creates no post-employment obligations for the Company), produced a gain of R$ 14.9 million.
▪	The effective rate of income tax was lower in 3Q25, at 5.9%, compared to 27.9% in 3Q24
▪	Equity income (share of gain/loss in non-consolidated investees) in 3Q25 was R$ 20.9 million lower than in 3Q24, reflecting a weaker result in Taesa and Belo Monte.

The prior year: Effects in 3Q24

▪	The sale of Aliança was completed in 3Q of 2024, with positive effect on net profit of R$ 1,120.8 million (comprising capital gain of R$ 1,082.7 million, plus R$ 38.2 million reversal of provisions).
▪	The Transmission tariff review produced a positive effect of R$ 1,003.6 million – mainly reflecting (i) the investments in the period, and (ii) re-evaluation of the Aneel price bank.
▪	The changed time limit for 100% recognition of client credit default losses, from 24 to 36 months, to provide more faithful estimation of actual losses in practice, produced a positive effect of R$ 61.3 million.
▪	There was a gain of R$ 36.3 million from the effect (net of hedges) of US dollar exchange rate variation on the debt in US dollars.

More details on the variations in 3Q25 are given below.

17

Operational revenue

	3Q25	3Q24	Change %
R$ ’000
Revenue from supply of electricity	9,079,299	8,556,096	6.1%
Revenue from use of distribution systems (TUSD charge)	1,451,346	1,337,614	8.5%
CVA and Other financial components in tariff adjustments	114,022	357,377	–68.1%
Operation and maintenance revenue – Transmission	96,412	144,576	–33.3%
Transmission construction revenue	132,210	112,500	17.5%
Financial remuneration of transmission contractual assets	61,035	40,422	51.0%
Generation capital reimbursement	33,555	21,218	58.1%
Distribution construction revenue	1,506,855	1,262,146	19.4%
Adjustment to expectation of cash flow from indemnifiable financial assets of the distribution concession	21,411	16,454	30.1%
Gain on financial updating of Concession Grant Fee	92,056	93,691	–1.7%
Settlements on CCEE	36,108	26,651	35.5%
Retail supply of gas	613,994	1,038,057	–40.9%
Fine for continuity indicator shortfall	–32,537	–29,163	11.6%
Other revenues	1,240,887	662,540	87.3%
Taxes and charges reported as deductions from revenue	–3,826,912	–3,491,294	9.6%
Net revenue	10,619,741	10,148,885	4.6%

Revenue from supply of electricity

	3Q25			3Q24			Change, %
	MWh	R$ ’000	Average price billed – R$/MWh (1)	MWh	R$ ’000	Average price billed – R$/MWh (1)	MWh	R$ ’000
Residential	3,658,287	3,554,363	971.59	3,449,706	3,123,509	905.44	6.0%	13.79%
Industrial	4,857,881	1,321,631	275.65	4,581,105	1,378,843	300.98	6.0%	-4.15%
Commercial, Services, Others	2,950,918	1,685,040	565.12	2,847,706	1,577,181	553.84	3.6%	6.84%
Rural	1,084,942	767,867	707.75	1,116,724	735,049	658.22	–2.8%	4.5%
Public authorities	240,475	231,541	962.85	236,491	219,664	928.85	1.7%	5.4%
Public lighting	238,830	163,736	685.58	242,328	141,116	582.33	–1.4%	16.0%
Public services	201,442	147,382	731.63	230,998	183,657	795.06	–12.8%	–19.8%
Subtotal	13,232,775	7,871,560	594.85	12,705,058	7,359,019	579.22	4.2%	7.0%
Own consumption	6,437	–	–	6,763	–	–	–4.8%	–
Retail supply not yet invoiced, net	–	–113,145	–	–	–46,050	–	–	–
	13,239,212	7,758,415	594.85	12,711,821	7,312,969	579.22	4.1%	6.1%
Wholesale supply to other concession holders (2)	5,235,258	1,254,410	239.61	4,200,330	1,143,909	272.34	24.6%	9.7%
Wholesale supply not yet invoiced, net	–	66,474	–	–	99,218	–	–	–33.0%
Total	18,474,470	9,079,299	494.15	16,912,151	8,556,096	502.97	9.2%	6.1%

(1)	Calculation of average price does not include revenue from supply not yet billed.
(2)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral’ contracts with other agents.

18

* Includes offset distributed generation.

Energy sold to final consumers

Gross revenue from energy sold to final consumers in 3Q25 was R$ 7,758.4 million, a 6.1% year-on-year increase from R$ 7,313.0 million in 3Q24, mainly reflecting volume of energy sold 4.1% higher.

Wholesale supply

Revenue from wholesale supply in 3Q25 was R$ 1,320.9 million, up 6.3% from R$ 1,243.1 million in 3Q24. Volume of energy invoiced was 24.6% higher, led by sales to Traders; average price was 12.0% lower.

Transmission

Cemig’s transmission revenue comprises: (i) Operating and maintenance revenue, (ii) Construction revenue, and (iii) financial compensation of the contractual asset. In 3Q25 it totaled R$ 289.7 million, 2.6% less than in 3Q24. This mainly reflected lower Operation and maintenance revenue; while Construction revenue was higher, due to the higher volume of funds invested in strengthening and improvement works.

Gas

Gross revenue from supply of gas in 3Q25 totaled R$ 614.0 million, compared to R$ 1,038.1 million in 3Q24. The main effect was migration of industrial clients to the Free Market and consequently lower volume sold.

Revenue from Use of Distribution Systems – the TUSD charge

	3Q25	3Q24	Change %
TUSD (R$ ’000)
Use of the Electricity Distribution System	1,451,346	1,337,614	8.5%

In 3Q25 revenue from the TUSD – charged to Free Consumers for distribution of their energy – was R$ 139.6 million higher than in 3Q24. This reflects (i) the annual tariff adjustment of Cemig D, coming into effect in May 2025, and thus with full effect in this quarter, while (ii) total volume transported for Free Clients was lower.

19

	3Q25	3Q24	Change %
POWER TRANSPORTED – MWh
Industrial	5,322,511	5,696,321	–6.6%
Commercial	671,395	580,728	15.6%
Rural	45,615	21,035	116.9%
Public services	240,585	167,928	43.3%
Concession holders	87,630	91,045	–3.8%
Total energy transported	6,367,736	6,557,057	–2.9%

Operational costs and expenses

	3Q25	3Q24	Change %
CONSOLIDATED (R$ ’000)
Electricity bought for resale	5,163,067	4,567,101	13.0%
Charges for use of the national grid	766,046	804,946	–4.8%
Gas purchased for resale	240,910	543,988	–55.7%
Construction cost	1,602,092	1,336,151	19.9%
People	337,206	326,125	3.4%
Employees’ and managers’ profit shares	47,819	40,965	16.7%
Post-employment liabilities	105,297	122,028	–13.7%
Materials	32,417	34,676	–6.5%
Outsourced services	584,209	497,493	17.4%
Depreciation and amortization	377,932	345,742	9.3%
Provisions (reversals)	101,408	85,329	18.8%
Provisions for client default	60,304	–50,556	–219.3%
Reversal of expected related-party loss	–	–57,835	–
Provision for loss on other credits	24,616	7,508	227.9%
Other costs and expenses	94,535	146,394	–35.4%
Total costs and expenses	9,537,858	8,750,055	9.0%
Gain on disposal of investments	–	–1,616,911	–
Gain on purchase	–	–14,136	–
Periodic Review of Transmission Revenue	–	–1,520,631	–
Total, other revenues (expenses reduction)		–3,151,678	–
Overall total	9,537,858	5,598,377	70.4%

Operating costs and expenses totaled R$ 9.54 billion in 3Q25, an increase of R$ 787.8 million compared to 3Q24 (after adjusting for items totaling R$ 3.15 billion included in 3Q24: R$ 1.62 billion on the sale of Aliança, and R$ 1.52 billion for the Transmission Periodic Tariff Review).

The increase reflects:

(i)	cost of electricity bought for resale R$ 596.0 million higher,
(ii)	construction cost R$ 265.9 million higher, and
(iii)	default provisions R$ 110.9 million higher; while
(iv)	the cost of gas purchased for resale was R$ 303.1 million lower
(v)	reversal of the expected loss with related party (arising from the sale of Aliança) of R$57.8 million in 3Q24

See more details on costs and expenses in the following pages.

20

Electricity bought for resale

	3Q25	3Q24	Change %
CONSOLIDATED (R$ ’000)
Electricity acquired in Free Market	2,118,118	1,571,941	34.7%
Electricity acquired in Regulated Market auctions	1,274,192	1,225,278	4.0%
Distributed generation	933,718	838,210	11.4%
Spot market	481,447	434,033	10.9%
Supply from Itaipu Binacional	306,459	318,459	–3.8%
Physical guarantee quota contracts	200,471	213,402	–6.1%
Individual (‘bilateral’) contracts	48,827	124,309	–60.7%
Proinfa	134,839	116,080	16.2%
Quotas for Angra I and II nuclear plants	83,445	92,407	–9.7%
Credits of PIS, Pasep and Cofins taxes	–418,449	–367,018	14.0%
	5,163,067	4,567,101	13.0%

The consolidated expense on electricity bought for resale in 3Q25 was R$ 5.16 billion, an increase of 13.0% (R$ 596.0 million) from 3Q24. This mainly reflects:

▪	Costs of energy acquired in the Free Market (the largest item in energy costs), at R$ 2,118.1 million, were R$ 546.2 million (+34.7%) higher than in 3Q24, due to: (i) the need for purchases to supply the higher volume sold by the Trading activity; (ii) purchases to cover shortfalls in relation to commitments signed; and (iii) higher prices in the market in 2025.
▪	The total cost of distributed generation was R$ 95.5 million: 11.4% higher – reflecting the continuing significant increases in the number of distributed generation facilities (from 285,684 in 3Q24 to 353,985 in 3Q25), and the related increase in the energy injected by them (from 1,535 GWh in 3Q24 to 1,999 GWh in 3Q25).
▪	The cost of energy acquired in the spot market was R$ 47.4 million, or 10.9%, higher than in 3Q24, mainly caused by increases in spot prices in all the submarkets: from an average of R$ 165.06/MWh in 3Q24 to R$ 249.17/MWh in 3T25 – an increase of 51.0%, associated with a lower GSF than in 2024 (0.65 in 3Q25, vs. 0.79 in 3Q24), causing increased need to purchase supply.

Note that for Cemig D, purchased energy is classified as a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the next tariff adjustment.

21

	3Q25	3Q24	Change %
Cemig D (R$ ’000)
Supply acquired in Regulated Market auctions	1,285,720	1,236,203	4.0%
Distributed generation	933,718	838,211	11.4%
Spot supply – (CCEE power exchange)	400,025	350,492	14.1%
Supply from Itaipu Binacional	306,459	318,459	–3.8%
Physical guarantee quota contracts	205,058	217,697	–5.8%
Individual (bilateral’) contracts	48,827	124,309	–60.7%
Proinfa	134,839	116,080	16.2%
Angra I and II nuclear plants – quotas	83,445	92,407	–9.7%
Credits of PIS, Pasep and Cofins taxes	–216,301	–215,613	0.3%
	3,181,790	3,078,245	3.4%

Charges for use of the transmission network and other system charges

Charges for use of the transmission network in 3Q25 were R$ 776.7 million, 4.8% lower than in 3Q24.

This is classified as a non-manageable cost in the distribution business: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the next tariff adjustment.

Gas purchased for resale

The expense on acquisition of gas in 3Q25 was R$ 240.9 million, or 55.7% less than in 3Q24 – reflecting lower total volume of gas purchased to meet demand from the Regulated Market, due to migration of important industrial customers to purchasing in the Free Market.

Outsourced services

Expenditure on outsourced services was 17.4% (R$ 86.7 million) higher than in 3Q24, with the following increases as the main factors: expenses on maintenance R$ 35.6 million (+21.0%) higher, led by increased preventive maintenance; expenses on information technology R$ 13.5 million (+38.7%) higher; expenses on tree pruning R$ 7.6 million (+33.6%) higher; and expenses on communication R$ 7.4 million (+16.9%) higher.

Provisions for client default

A provision of R$ 60.3 million was posted for losses on receivables in 3Q25, which compares to a reversal of R$ 50.6 million in 3Q24. This mainly arises from the change, in 3Q24, of the rules for provisioning unpaid receivables: extension of the time limit for 100% recognition of unpaid receivables from 24 to 36 months, to give a more accurate estimate of actual losses on overdue client bills in practice. This review had the effect of reducing the provision made in 3Q24 by R$ 93.0 million.

Provisions, Expected loss on other credits, and Reversal of provision for related-party loss

These 3 lines totaled R$ 126.0 million in 3Q25, compared to R$ 35 million in 3Q24. The main component is the reversal, in 3Q24, of a R$ 57.8 million provision for a related party transaction, arising from a contractual obligations with Aliança Geração: together with the sale of Cemig’s share in Aliança, an agreement was made for termination and settlement of this contingency.

Post-employment liabilities

An expense of R$ 105.30 million is posted in 3Q25 for Cemig’s post-retirement obligations, 13.7% less than in 3Q24 (R$ 122.0 million). The difference reflects reversal of R$ 22.6 million in 3Q25, due to migration of 530 employees to the new health plan, which creates no post-employment obligation for the Company.

Post-employment – Health Plans: Agreement in collective bargaining; Under a September 2025 agreement between Cemig and two unions – the South Minas Gerais Electricity Workers’ Union (Sindsul) and the Minas Gerais Federation of Urban Industry Workers (FTIUMG) – current active employees migrated to the Premium Health Plan, 100% funded by the Company, effective as of October 1, 2025. Negotiations with other unions and associations continue. In 3Q25, no accounting effect was recorded as a result of the ratified agreement, other than those arising from the migration of active employees. More details about the agreement can be found at the following link:

https://ri.cemig.com.br/docs/Cemig-2025-09-19-QQdHkwTC.pdf

22

People

The expense on personnel in 3Q25 was R$ 337.1 million, 3.4% more than in 3Q24. The main factor in the higher figure was the increase of 4.6% in salaries as from November 2024, under the Collective Work Agreement.

23

Finance income and expenses

	3Q25	3Q24	Change %
(R$ ’000)
Finance income	256,943	262,565	–2.1%
Finance expenses	–533,005	–324,110	64.5%
Net finance income (expenses)	–276,062	–61,545	348.6%

For 3Q25 Cemig reports consolidated Net finance expenses of R$ 276.1 million, or R$ 214.5 million more than in 3Q24. Main factors in the comparison:

▪	Financial expenditure on debentures was R$ 186.1 million higher, due to (i) higher gross debt, and (ii) the higher Selic rate (15.00% in 3Q25, compared to 10.50%–10.75% in 3Q24).
▪	In 3Q24 there was a positive effect of R$ 42.2 million, due to depreciation (of 1.99%) in the FX rate of the US dollar against the Real. In 3Q25, there was a positive impact of R$ 5.8 million.

Equity income (Gain (loss) in non-consolidated investees)

	3Q25	3Q24	Change R$ ’000
Gain/loss on equity in non-consolidated investees (R$ ’000)
Taesa	69,990	87,359	–17,369
Cemig Sim (Equity interests)	7,132	5,354	1,778
Paracambi	4,288	3,787	501
Hidrelétrica Cachoeirão	832	1,924	–1,092
Hidrelétrica Pipoca	316	1,123	–807
Guanhães Energia	221	–1,413	1,634
Belo Monte plant (Aliança Norte and Amazônia Energia)	–42,071	–36,477	–5,594
Total	40,708	61,657	–20,949

The total of equity income was R$ 20.9 million lower in 3Q25 than 3Q24. The main effect was the improvement in the profit of Taesa, mainly due to the deflation of the IGP-M (index that adjusts part of the company’s contract asset) from June to August 2025 (with a one-month lag) while the result of Belo Monte was weaker, on higher finance expense (due to the higher TJLP in 3Q25).

24

CONSOLIDATED EBITDA (IFRS, and Adjusted)

Ebitda is a non-accounting metric, prepared by the Company, reconciled with its consolidated financial statements in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Resolution 156 of June 23, 2022. It comprises: Net profit adjusted for the effects of: (i) Net finance income (expense), (ii) Depreciation and amortization, and (iii) Income tax and the Social Contribution tax. Ebitda is not a metric recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with metrics with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitute for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity, nor capacity for payment of debt. The Company adjusts its Ebitda (calculated in accordance with CVM Instruction 156/2022) to exclude extraordinary items which, by their nature, do not contribute to information on the potential for gross cash flow generation.

Consolidated 3Q25 Ebitda
R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	357,473	110,637	-11,661	282,099	110,373	-52,179	796,742
Income tax and Social Contribution tax	2,497	27,906	-17,761	5,915	53,712	-22,482	49,787
Net finance income (expenses)	4,093	12,107	-4,851	208,460	18,624	37,629	276,062
Depreciation and amortization	78,989	1,434	2	262,003	25,805	9,699	377,932
Ebitda per CVM Resolution 156	443,052	152,084	-34,271	758,477	208,514	-27,333	1,500,523
Net profit attributed to non-controlling stockholders	-	-	-	-	-475	-	-475
Remeasurement of post-employment liabilities	-1,669	-1,031	-236	-19,155	-	-482	-22,573
Voluntary severance program	-238	-274	-48	-1,923	-	6	-2,477
Adjusted Ebitda	441,145	150,779	-34,555	737,399	208,039	-27,809	1,474,998

Consolidated 3Q24 Ebitda
R$ ’000	Generation	Transmission	Trading	Distribution	Gas	Holding co. and equity interests	Total
Profit (loss) for the period	266,761	1,200,250	95,069	371,721	130,975	1,215,421	3,280,197
Income tax and Social Contribution tax	152,570	487,206	9,103	95,973	63,304	462,267	1,270,423
Net finance income (expenses)	–3,220	–18,255	–3,098	75,596	8,167	2,355	61,545
Depreciation and amortization	78,654	6,357	2	230,097	24,744	5,888	345,742
Ebitda per CVM Resolution 156	494,765	1,675,558	101,076	773,387	227,190	1,685,931	4,957,907
Net profit attributed to non-controlling stockholders	–	–	–	–	–563	–	–563
Gain on disposal of investments	–	–	–	–	–	–1,616,911	–1,616,911
Reversal of provision with related party	–	–	–	–	–	–57,835	–57,835
Result of the Transmission Periodic Tariff Review	–	–1,520,631	–	–	–	–	–1,520,631
Adjusted Ebitda	494,765	154,927	101,076	773,387	226,627	11,185	1,761,967

Ebitda (IFRS) was 69.7% lower than in 3Q24, mainly due to two positive effects in the prior year: a positive item of R$ 1,520.6 million from the Periodic Tariff Review of the Transmission operation, and a positive effect of R$ 1,674.7 million from the sale of the interest in Aliança Geração.

3Q25 Adjusted Ebitda was 16.3% lower year-on-year, mainly reflecting:

▪	Lower Ebitda in Trading, on exposure to higher prices in purchases of energy to close positions.
▪	Total volume of electricity distributed by Cemig D (excluding distributed generation) 4.4% lower.
▪	Impact on Generation of the lower GSF (0.65 in 3Q25 vs 0.79 in 3Q24).

25

Cemig D – Ebitda

	3Q25	3Q24	Change %
Cemig D Ebitda – R$ ’000
Net profit for the period	282,099	371,723	-24.1
Income tax and Social Contribution tax	5,915	95,972	-93.8
Net finance income (expense)	208,460	75,596	175.8
Amortization	262,003	230,097	13.9
Ebitda, per CVM Resolution 156	758,477	773,388	-1.9
Voluntary severance program	-1,923	–	-
Remeasurement of post-employment liabilities	-19,155	–	-
Adjusted Ebitda	737,399	773,388	-4.7
New replacement value (VNR)	21,411	16,454	30.1
Adjusted Ebitda less VNR	715,988	756,934	-5.4

Cemig D posted 3Q25 Ebitda of R$ 758.5 million, 1.9% lower than in 3Q24. Adjusted Ebitda, at R$ 737.4 million), was 4.7% lower than in 3Q24.

Here are some of the main effects on Ebitda in the comparison of 3Q25 with 3Q24:

▪	Total energy distributed (excluding distributed generation) was 4.4% lower than in 3Q24 (6.1% lower in the captive market, and 2.9% lower in the Free Market), mainly due to: (i) migration to distributed-generation (DG); and (ii) distribution to industrial consumers 8.0% lower YoY (especially in steel, chemicals and ferro-alloys). In the industrial user category, there was a major impact from the migration of two large clients to the Free Market. If DG-offset energy is included, total energy distributed was 2.0% lower than in 3Q24.
▪	Difference of R$ 115.6 million in provisions for losses on receivables: A provision of R$ 60.5 million was posted in 3Q25, vs. a reversal of R$ 55.2 million in 3Q24. The reversal in 3Q24 was the result of alteration of the time limit for 100% recognition of unpaid receivables from 24 to 36 months, to better reflect the real profile of losses in practice. The effect of the change was R$ 93.0 million
▪	Expense on outsourced services was R$ 71.3 million higher: within this figure, R$ 34.9 million was spent on maintenance of electrical equipment, led by preventive maintenance to reduce the frequency of outages; and R$ 7.6 million was spent on tree pruning. Cemig’s DEC (Average Outage Duration) indicator in the 12 months to the end of September 2025 was 9.34 hours, within the regulatory limit of 9.48 hours (and reduced from 9.76 hours in the 12 months to end-June 2025).
▪	A positive item of R$ 19.2 million resulted from restatement of post-employment liabilities, due to migration of employees to the Premium Health Plan in 3Q25. (This new plan creates no post-employment obligations for the Company.)
▪	New Replacement Value (VNR) was R$ 21.4 million in 3Q25, vs. R$ 16.5 million in 2Q24.

26

Cemig GT – Ebitda

Cemig GT: 3Q25 Ebitda
R$ ’000	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	347,366	108,473	-8,869	-60,470	386,500
Income tax and Social Contribution tax	2,496	26,883	753	3,604	33,736
Net finance income (expenses)	4,094	12,588	-4,851	15,451	27,282
Depreciation and amortization	78,987	3,159	2	-	82,148
Ebitda per CVM Resolution 156	432,943	151,103	-12,965	-41,415	529,666
Voluntary severance program	-237	-273	-48	-19	-577
Remeasurement of post-employment liabilities	-1,669	-1,031	-236	-318	-3,254
Adjusted Ebitda	431,037	149,799	-13,249	-41,752	525,835

Cemig GT – 3Q24 Ebitda
R$ ’000	Generation	Transmission	Trading	Equity interests	Total
Profit (loss) for the period	260,501	1,205,338	–5,005	1,168,543	2,629,377
Income tax and Social Contribution tax	152,571	486,563	9,005	472,950	1,121,089
Net finance income (expenses)	–3,220	–18,090	–3,098	–11,968	–36,376
Depreciation and amortization	83,784	1	2	–	83,787
Ebitda, per CVM Resolution 156	493,636	1,673,812	904	1,629,525	3,797,877
Gain on disposal of investments	–	–	–	–1,616,911	–1,616,911
Reversal of provision with related party	–	–	–	–57,835	–57,835
Result of Periodic Tariff Review	–	–1,520,631	–	–	–1,520,631
Adjusted Ebitda	493,636	153,181	904	–45,221	602,500

Cemig GT reports 3Q25 Ebitda of R$ 529.7 million, and adjusted Ebitda of R$ 525.8 million, 12.7% less than in 3Q24. The main factors in the difference are:

▪	Lower GSF in the quarter (0.65 in 3Q25, vs 0.79 in 3Q24), increasing the need for energy purchases in a period of higher spot prices: negative impact of R$ 96 million.
▪	Lower margin in Trading, due to exposure to higher prices for energy purchased, to close committed positions in 3Q25.
▪	Revenue from solar generation R$ 27 million higher, with the conclusion of two solar generation plants: Boa Esperança and Jusante.
▪	Transfer of a third-party provision of R$ 63 million, relating to arbitrage in the Trading activity, from Cemig GT to the Holding company (with positive effect for GT, and neutral effect in the Consolidated result), due to change of defendant.
▪	Excluding spot sales on the CCEE (the wholesale energy exchange), the volume of energy sold in 3Q25 was 25.6% higher than in 3Q24.
▪	Migration of employees to the Premium Health Plan (which causes no post-employment obligation for the Company) caused a positive effect of R$ 3.3 million in 3Q25.

Main factors in the prior year (result of 3Q24):

▪	In 3Q24 there was a gain of R$ 1,674.7 million on the sale of the interest in Aliança Geração (comprising: capital gain of R$ 1,616.9 million, plus R$ 57.8 million reversal of a provision related to a contractual obligation to Aliança).
▪	The Transmission Tariff Review resulted in recognition of positive effects totaling R$ 1,520.6 million, due to updating of contractual assets.

27

Investments

Capex in the first nine months of 2025 (9M25) totaled R$ 4.73 billion, 17.0% more than in 9M24. Investment realized in the quarter (3Q25) totaled R$ 1.98 billion.

Highlights of 9M25 – In these nine months Cemig has invested R$ 2.16 billion in distribution, including: ● connection of more than 140,000 new clients, ● 14 new substations (adding +205 MVA to the network); ● installation of a further 115,000 smart meters; ● investment of R$ 253 million in strengthening and enhancement of the transmission network; ● extension of the concession of 3 plants, with purchase of credits at the GSF auction (R$ 199 million); ● addition of 31 MWp of installed capacity in photovoltaic distributed generation; and ● construction by Gasmig of 151 km of gas pipelines.

This execution of the largest investment program in Cemig’s history will modernize its electricity system, ensuring reliability, in line with its strategic plan of focusing on Minas Gerais and on its core businesses, and providing ever-improving service to Cemig’s clients. Investment totaling R$ 39.20 billion is planned for the period 2025–29, of which R$ 6.35 billion is being invested in 2025.

28

Debt

CONSOLIDATED (R$ ’000)	Sep. 2025	2024	Change, %
Gross debt	15,411,389	12,279,300	25.5%
Cash and equivalents + Securities	2,317,043	2,390,743	–3.1%
Net debt	13,094,346	9,888,557	32.4%

CEMIG GT (R$ ’000)	Sep. 2025	2024	Change, %
Gross debt	1,920,597	1,031,924	86.1%
Cash and equivalents + Securities	922,136	542,566	70.0%
Net debt	998,461	489,358	104.0%

CEMIG D (R$ ’000)	Sep. 2025	2024	Change, %
Gross debt	12,378,020	10,037,621	23.3%
Cash and equivalents + Securities	772,772	1,114,866	–30.7%
Net debt	11,605,248	8,922,755	30.1%

In 3Q25:

(i) Cemig GT raised US$40 million, in a transaction with one-year maturity and a linked full swap.

(ii) Gasmig settled a total of R$ 95.0 million: the second amortization tranche of its 8th debenture issue.

	3Q25	9M25
DEBT AMORTIZED – R$ ’000
Cemig GT	–	–
Cemig D	0	2,368,868
Others	95,000	95,000
Total	95,000	2,463,868

29

30

Cemig’s long-term ratings

Cemig’s ratings have improved very significantly in recent years – and are now at their highest ever levels. The main news in 3Q25 was the upgrade to AAA by one more rating agency, this time Moody’s, in September.

(Cemig ratings – Background:)

●  In 2021 the three leading agencies upgraded their ratings for Cemig.

●  In April 2022, Moody’s made a further upgrade, by one notch.

●  In May 2024, Moody’s raised its rating to AA+.

●  In October 2024 Fitch raised its rating to AAA, the highest on its Brazilian scale, stating recognition of:

(i)	consistent results and cash generation;
(ii)	a diversified asset base; and
(iii)	discipline in capital allocation.

More details in this table:

31

ESG: Engagement and performance

Cemig has established public commitments in terms of sustainability – for which it executes strategic initiatives, monitored by corporate indicators and goals. These commitments subdivide into five key areas: (i) the energy transition, (ii) the environment, (iii) local development, (iv) our people and (v) solid governance.

The energy transition

- Offset 100% of scope 1 emissions by 2026.
- Deliver net zero by 2040; reduce total GHG emissions by 60% by 2030.
- 100% renewable generation.
- Market 37.4 million Renewable Energy Certificates by 2030.
- Dual supply for 100% of municipal headquarters.
- Connect 7GW of distributed generation by 2028.
- Install smart meters up to 2027.

Environment

- Industrial waste: At least 98% recycled or reused by 2027.
- Diagnose Cemig's impact on, and dependence on, ecosystem services.

Local development

- Digitalize at least 85% of customer services by 2026.
- Convert single-phase network to three-phase by 2027: Minas Three-Phase Project.
- Benefit 120,000 families by regularizing their energy supply.
- Benefit at least 60,000 people with projects for infancy, the elderly and sports, by 2027.

Our people

- Completely put the culture of health and safe behavior in place in the Company and in the value chain by 2030.
- Fully establish a culture valuing diversity, equity and inclusion, by 2030.

Solid governance

- Comply with 100% of the Global Compact Transparency Movement requirements, by 2026.
- Maintain the current zero index of personal data cybersecurity leaks able to cause their owners material personal harm.
- Fully implement the Program for Sustainable Management of the Value Chain by 2027.

Cemig ESG highlights

Energy Transition: highlight

In decarbonization – Cemig is making significant progress and can assert its leadership position.

It has already met its commitment to offset 100% of scope 1 emissions by 2026, in relation to the company’s 2024 inventory (the 2025 figures are yet to be finalized). Cemig companies will continue to offset their emissions in the coming years.

In distributed generation, evidencing its continuing major initiatives, Cemig has connected over 5.5 GW of distributed generation capacity – already well over half of its 2028 target of 7 GW.

Environment: highlight

Fulfilling a significant environmental commitment ahead of time, Cemig has completed the diagnosis of ecosystem services impacts and dependencies – which was scheduled for 2026.

32

Local development: highlight

Cemig contributes to local development with numerous projects that are beneficial to the public. One example is its commitment to benefit at least 60,000 people with projects for infancy, the elderly and sport by 2027. So far in 2024 and 2025 just under 50,000 people have benefited from actions that expand opportunities, strengthen communities and contribute to quality of life.

Our People: highlight

We support and subscribe to the Mind in Focus Program of the UN Global Compact in Brazil – dedicated to promoting employee mental health and well-being: reinforcing our commitment to a healthy and inclusive work environment.

Solid governance: highlight

Maintaining its long-upheld high standards of ethics and transparency, Cemig complies with the targets set by the UN Global Compact Transparency Movement: 30,000 professionals of Cemig supplier companies have been trained in the Cemig Code of Conduct, disseminating the culture of responsible practices throughout the Company’s supply and service chain. Underlining its commitment to data protection and integrity of the value chain, Cemig has also maintained a zero rate of cybersecurity incidents.

Sustainalytics: an overall highlight

Sustainalytics reports Cemig rising significantly in its Sustainability Ratings, rating its ESG Risk Score now at 20.4 – this positions Cemig in the medium risk category, with high performance in ESG management. This score is an improvement of 1.9 points from the prior assessment, indicating progress superior to the majority of its peers in levels of management of environmental, social and governance risks.

Sustainalytics’ ESG Rating is one of the leading global references for investors and stakeholders to assess companies’ performance in sustainability. Cemig’s increasing scores in this rating underline its commitment to responsible practices, and further its attractiveness for investors who prioritize ESG criteria.

It also positions Cemig as a power sector leader in sustainability, especially among companies with similar market cap.

Cemig: presence in the leading sustainability indices

33

Indicators

We have reorganized our records of sustainability indicators to align with our new Cemig Materiality Matrix (pages 6–7 of the Cemig Sustainability Report). This matrix classifies eight themes as material: three are considered in two categories, four are classified as having financial materiality, and one is categorized as material for impact. This reorganization aims to strengthen the coherence between the reported indicators and the themes that are priority for Cemig and its stakeholders.

Climate change	1Q25	2Q25	3Q25
Consumption of renewable fuels (GJ) (9M25)	5,348.12	7,811.80	5,756.98
Consumption of non-renewable fuels (GJ) (9M25)	27,835.67	23,602.24	31,287.54
Index of energy losses in the National Grid (%)	8.01	8.01	8.01
Total energy losses in distribution *	10.49	11.43	11.42
% of generation from renewable sources	100	100	100
Cemig total reforestation, hectares	83.52	0 **	0 **

*	Effective from 2Q25, Aneel changed the methodology for this measurement (CP 09/2024 specifies the metered market, not the billed market).
**	Reforestation figures for 2Q and 3Q are zero because Cemig plants only in the rainy season.

Renewable energy	1Q25	2Q25	3Q25
Electricity consumption per employee (MWh)	2.08	1.81	1.69
I–RECs (renewable-source certificates issued by independent bodies)	633,307	340,652	151,655
Cemig RECs (renewable-source certificates issued by Cemig)	3,342,179	611,189	388,760
Number of smart meters installed	–	–	71,116

Water resources	1Q25	2Q25	3Q25
Water consumption (m³)	47,016.37	19,124.43	20,298.87*
Surface Water Monitoring Management Indicator (IGMAS) (%)	100	100	100

* For Cemig GT only. The figure for Cemig D has not yet been calculated.

Personnel health and safety	1Q25	2Q25	3Q25
Accident frequency rate (employees + outsourced) (9M25)	2.63	3.12	3.02
Number of fatal or non-fatal accidents with the public (9M25)	16	33	41

34

Local communities	1Q25	2Q25	3Q25
Allocated to the Children’s and Adolescents’ Fund (FIA) R$	820,320	475,810	475,178
Allocated to the Fund for the Aged R$	820,320	475,810	475,178
Allocated via the Sports Incentive Law R$	8,558,614	951,621	950,358
Allocated to culture R$	27,321,771	65,990,411	10,251,154

Customer satisfaction and transparency	1Q25	2Q25	3Q25
DEC = Consumer Average Outage Duration (hours) (to Sep. 2025)	9.44	9.77	9.34
FEC = Consumer Average Outage Frequency (to Sep. 2025)	5.22	5.36	5.24

Ethical conduct and integrity	1Q25	2Q25	3Q25
Total accusations received	344	376	224
Total completed cases ruled valid or partially valid	16	20	37
Number of clients, consumers and employees suffering significant damage due to violations related to Privacy and Personal Data Protection	0	0	0
Number of independent Board members	8	8	8
% of shares held by members of Boards	0	0	0

35

Cemig’s shares and ADRs

Security	Sep. 2025	2024	Change
Prices (2)
CMIG4 (PN) at the close R$/share	11.15	9.87	12.99%
CMIG3 (ON) at the close R$/share	14.48	13.44	7.76%
CIG (ADR for PN shares), at close US$/share	2.03	1.58	28.27%
CIG.C (ADR for ON shares) at close US$/share	2.73	2.32	17.64%
Average daily trading
CMIG4 (PN) R$ mn	130.88	143.11	–8.54%
CMIG3 (ON) R$ mn	3.66	3.75	–2.42%
CIG (ADR for PN shares) US$ mn	5.34	4.32	23.61%
CIG.C (ADR for ON shares) US$ mn	0.01	0.03	–66.31%
Indices
IEE	108,649	77,455	40.27%
IBOV	146,237	120,283	21.58%
DJIA	9,908	8,974	10.41%
Indicators
Market valuation at end of period R$ mn	35,082	35,149	–0.19%
Enterprise value (EV) R$ mn (1)	47,373	42,668	11.03%
Dividend yield of CMIG4 (PN) (%) (3)	13.13	11.96	1.17 pp
Dividend yield of CMIG3 (ON) (%) (3)	10.11	9.08	1.02 pp
(1) EV = (Market valuation [= R$/share x number of shares]) + (consolidated Net debt).
(2) Share prices adjusted for corporate action payments, including dividends.
(3) (Dividends distributed in last 4 quarters) / (Share price at end of period).

By aggregate volume of its common (ON) and preferred (PN) shares traded, Cemig was the fourth most liquid company in Brazil’s electricity sector, and among the most traded in the Brazilian equity market.

On the NYSE, volume traded in ADRs for Cemig’s preferred shares (CIG) in 9M25 was US$ 993.78 million: we see this as reflecting recognition by the investor market, reaffirming Cemig as a global investment option.

The benchmark Ibovespa index of the São Paulo Stock Exchange rose 21.58% in 9M25, while Cemig’s PN (preferred) shares rose 12.99% and its common shares (ON) rose 7.76%. In New York the ADRs for Cemig’s preferred shares rose 28.27% in the period, and the ADRs for its common shares rose 17.64%.

36

Cemig’s generation plants

Plant	Company	Cemig power (MW)	Cemig physical guarantee (MW)	End of concession	Type	Cemig interest

Emborcação	Cemig GT	1,192	475	May 2027	Hydroelectric	100.00%
Nova Ponte	Cemig GT	510	257	Aug. 2027	Hydroelectric	100.00%
Três Marias	Cemig GT	396	227	Jan. 2053	Hydroelectric	100.00%
Irapé	Cemig GT	399	198	Oct. 2040	Hydroelectric	100.00%
Salto Grande	Cemig GT	102	74	Jan. 2053	Hydroelectric	100.00%
Sá Carvalho	Sá Carvalho S.A.	78	54	Aug. 2026	Hydroelectric	100.00%
Rosal	Rosal Energia S.A.	55	28	Dec. 2035	Hydroelectric	100.00%
Itutinga	Cemig Ger. Itutinga	52	27	Jan. 2053	Hydroelectric	100.00%
Boa Esperança*	Cemig GT	85	25*	Aug. 2057	Solar	100.00%
Camargos	Cemig Ger. Camargos	46	22	Jan. 2053	Hydroelectric	100.00%
Três Marias Jusante*	Cemig GT	70	20*	Feb. 2058	Solar	100.00%
Volta do Rio	Cemig GT	42	18	Dec. 2031	Wind	100.00%
Poço Fundo	Cemig GT	30	17	Jun. 52	Small Hydro	100.00%
Pai Joaquim	Cemig PCH S.A.	23	14	Sep. 2041	Small Hydro	100.00%
Piau	Cemig Ger. Sul	18	14	Jan. 2053	Hydroelectric	100.00%
Praias do Parajuru	Cemig GT	29	8	Sep. 2032	Wind	100.00%
Gafanhoto	Cemig Ger. Oeste	14	7	Jan. 2053	Hydroelectric	100.00%
Peti	Cemig Ger. Leste	9	6	Jan. 2053	Hydroelectric	100.00%
Joasal	Cemig Ger. Sul	8	5	Jan. 2053	Hydroelectric	100.00%
Tronqueiras	Cemig Ger. Leste	9	3	Dec. 2046	Hydroelectric	100.00%
Queimado	Cemig GT	87	53	Jun. 2041	Hydroelectric	82.50%
Belo Monte	Norte	1,313	534	Jul. 2046	Hydroelectric	11.69%
Paracambi	LightGer	12	10	Jan. 2034	Small Hydro	49.00%
Cachoeirão	Hydro Cachoeirão	13	8	Jan. 2046	Small Hydro	49.00%
Pipoca	Hydro Pipoca	10	6	Dec. 2034	Small Hydro	49.00%
Others		76	37
Subtotal		4,678	2,146
Cemig Sim (MWp)	Equity interests	22.6	5.5		Solar	49.00%
Cemig Sim (MWp)	Owned	56.7	14.6		Solar	100.00%
Total		4,757	2,166

*	The physical guarantees for Boa Esperança and Jusante are the values certified by a certifying company but have not been approved by Aneel.

For the plants of Cemig Sim, the installed capacity is given in MWac, and physical guarantee has been estimated in the table as being equal to the estimated generation.

See more details of Cemig Sim's expansion projects on the next page.

37

▪	Expansion of solar generation
Project	Company	Installed capacity (MWac)	Capacity (MWp)	Expected generation (MWaverage)	Planned operational start date
Ouro Solar	Cemig Sim	21.5	30.5	5.9	Nov. 2025 to Jul. 2026
Bloco Azul	Cemig Sim	15.0	21.3	3.8	Jul. to Dec. 2026
Solar do Cerrado	Cemig Sim	50.0	70.0	10.5	Nov. 2025 to Nov. 2026
Total		86.5	121.8	20.1

RAP: July 2025 – June 2026 cycle

The values of RAP for the 2025–26 cycle came into force in July 2025, incorporating the effects for Cemig of the remeasurement of the national grid (‘RBSE’) financial component, as defined by Aneel.

ANEEL RATIFYING RESOLUTION (ReH) 3381/2025 (2025–2026 cycle)
R$ ’000	RAP	Adjustment component	Total	Expiration
Cemig	1,245,408	60,207	1,305,615
Cemig GT	1,164,296	62,435	1,226,731	Dec. 2042
Cemig Itajubá	52,484	–1,061	51,423	Oct. 2030
Centroeste	16,078	–1,017	15,061	Mar. 2035
Sete Lagoas	12,550	–150	12,401	Jun. 2041
Taesa (Cemig stake: 21.68%)	861,718	–35,288	826,430
TOTAL RAP			2,132,045

RBSE (National Grid) compensation* (June 2025 prices, excluding sector charges)
R$ ’000 – by cycle	2025–2026	2026–2027	2027–2028	2028–2029	2029–2033
Economic	112,434	112,434	112,434	35,253	35,253
Financial	298,669	298,669	298,669	–	–
Total	411,102	411,102	411,102	35,253	35,253

* The figures for indemnity/reimbursement of National Grid components are included in the RAP of Cemig (first table).

Cemig currently has state environmental (REA) approval for large-scale Strengthening and Enhancement works, with total capex of R$ 1,088.7 million, and for investments of R$ 231.3 million related to Lot 1 of Auction 02/2022 (with completion of works planned for 2028).

Planned operational start date	Capex (R$ ’000)	RAP (R$ ’000)
2025	390,903	62,491
2026	228,811	36,908
2027	391,092	65,073
2028	309,186	32,233
Total	1,319,992	196,705

38

Transmission: Regulatory Revenue and Ebitda

Transmission: Revenue and Ebitda – 3Q25
R$ ’000	Cemig GT	Centroeste	Sete Lagoas	Total
Revenue from Transmission operations	457,160	3,950	3,493	464,603
Taxes on revenue	-40,864	-144	-323	-41,331
Sector charges	-88,194	-220	-139	-88,553
Net revenue	328,102	3,586	3,031	334,719

Regulatory Net profit	76,173	1,526	1,726	79,425
Income tax and Social Contribution tax	119,806	168	668	120,642
Net finance income (expenses)	10,977	-4	-482	10,491
Depreciation and amortization	40,500	372	609	41,481
Regulatory Ebitda	247,456	2,062	2,521	252,039

Transmission: Regulatory Revenue and Ebitda – 3Q24
R$ ’000	Cemig GT	Centroeste	Sete Lagoas	Total
Revenue from Transmission operations	441,332	6,320	2,757	450,409
Taxes on revenue	-39,210	-220	-255	-39,685
Sector charges	-87,471	-239	-101	-87,811
Net revenue	314,651	5,861	2,401	322,913

Regulatory Net profit	218,311	4,893	1,264	224,468
Income tax and Social Contribution tax	-32,835	298	292	-32,245
Net finance income (expenses)	-12,957	-315	-167	-13,439
Depreciation and amortization	67,434	355	501	68,290
Regulatory Ebitda	239,953	5,231	1,890	247,074

39

Complementary information

Cemig D

CEMIG D Market
Quarter	Captive	TUSD ENERGY[1]	DISTRIBUTED ENERGY	TUSD PICK[2]
	Consumers
1Q22	5,738	5,397	11,136	36.2
2Q22	6,050	5,853	11,904	36.7
3Q22	5,942	5,790	11,733	34.7
4Q22	6,047	5,755	11,802	40.5
1Q23	5,723	5,566	11,289	38.0
2Q23	5,949	6,058	12,007	38.5
3Q23	5,812	6,028	11,840	39.2
4Q23	6,376	6,068	12,445	39.9
1Q24	5,930	6,097	12,027	40.4
2Q24	5,924	6,301	12,225	42.4
3Q24	5,821	6,557	12,378	43.6
4Q24	5,812	6,505	12,317	42.5
1Q25	5,547	6,448	11,996	45.3
2Q25	5,543	6,283	11,826	45.9
3Q25	5,467	6,368	11,834	45.6

1. Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients ("Portion A")

2. Sum of the demand on which the TUSD is invoiced, according to demand contracted ("Portion B").

Cemig D	3Q25	2Q25	3Q24	chg. %	chg. %
Operating Revenues (R$ million)				3Q/2Q	3Q/3Q
Revenue from supply of energy	6,224	6,090	6,021	2.2%	3.4%
Revenue from Use of Distribution Systems (the TUSD charge)	1,483	1,424	1,344	4.1%	10.3%
CVA and Other financial components in tariff adjustment	114	70	357	62.9%	-68.1%
Construction revenue	1,426	1,232	1,151	15.7%	23.9%
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession (VNR)	21	27	16	-22.2%	31.3%
Others	1,133	1,189	609	-4.7%	86.0%
Subtotal	10,401	10,032	9,498	3.7%	9.5%
Deductions	-3,114	-2,762	-2,740	12.7%	13.6%
Net Revenues	7,287	7,270	6,758	0.2%	7.8%

40

Cemig D	3Q25	2Q25	3Q24	chg. %	chg. %
Operating Expenses (R$ million)				3Q/2Q	3Q/3Q
Personnel	222	265	223	-16.2%	-0.4%
Employees' and managers' profit sharing	25	26	24	-3.8%	4.2%
Post-retirement obligations	66	71	81	-7.0%	-18.5%
Materials	22	17	26	29.4%	-15.4%
Outsourced services	480	433	409	10.9%	17.4%
Amortization	262	254	231	3.1%	13.4%
Operating provisions	165	118	23	39.8%	617.4%
Charges for Use of Basic Transmission Network	866	855	869	1.3%	-0.3%
Energy purchased for resale	3,182	2,917	3,078	9.1%	3.4%
Construction Cost	1,426	1,232	1,151	15.7%	23.9%
Other Expenses	74	126	100	-41.3%	-26.0%
Total	6,790	6,314	6,215	7.5%	9.3%

Cemig D	3Q25	2Q25	3Q24	Var. %	Var. %
Statement of Results (R$ million)				3Q/2Q	3Q/3Q
Net Revenue	7,287	7,270	6,758	0.2%	7.8%
Operating Expenses	6,790	6,314	6,215	7.5%	9.3%
Operational profit	497	956	543	-48.0%	-8.5%
EBITDA	758	1210	773	-37.4%	-1.9%
Financial Result	-208	-257	-76	-19.1%	173.7%
Provision for Income Taxes, Social Cont & Deferred Income Tax	-6	-147	-96	-95.9%	-93.8%
Net Income	282	551	372	-48.8%	-24.2%

41

Cemig GT

Cemig GT- Operating Expenses	3Q25	2T25	3Q24	chg. %	chg. %
(R$ million)				3Q/2Q	3Q/3Q
Personnel	85	90	78	-5.6%	9.0%
Employees' and managers' profit sharing	11	10	9	10.0%	22.2%
Post-retirement obligations	23	22	25	4.5%	-8.0%
Materials	9	9	7	0.0%	28.6%
Outsourced services	72	61	63	18.0%	14.3%
Depreciation and Amortization	82	82	84	0.0%	-2.4%
Provisions	-66	14	9	-571.4%	-833.3%
Charges for Use of Basic Transmission Network	79	75	73	5.3%	8.2%
Energy purchased for resale	911	697	587	30.7%	55.2%
Construction Cost	95	139	74	-31.7%	28.4%
RBSE (national grid) remeasurement	-	199	-	-	-
Other Expenses	12	0	-23	-	-152.2%
Total	1,313	1,398	986	-6.1%	33.2%
Ganho na alienação de investimentos	-	-	1,617	-	-
Revisão Tarifária Periódica	-	-	1,521	-	-
Total outras receitas (redutor da despesa)	0	0	-3,138	0.0%	0.0%
Total geral	1,313	1,398	-2,152	-6.1%	-161.0%

Cemig GT - Statement of Results	3Q25	2T25	3Q24	chg. %	chg. %
(R$ million)				3Q/2Q	3Q/3Q
Net Revenue	1,797	1,752	1,593	2.6%	12.8%
Operating Expenses	1,313	1,398	-2,152	-6.1%	-161.0%
Operational profit	484	354	3,745	36.7%	-87.1%
Equity gain in subsidiaries	-36	-33	-30	9.1%	20.0%
EBITDA	530	404	3,798	31.2%	-86.0%
Financial Result	-28	2	37	-1500.0%	-175.7%
Provision for Income Taxes, Social Cont & Deferred Income Tax	-34	18	-1,121	-288.9%	-97.0%
Net Income	387	342	2,629	13.2%	-85.3%

42

Cemig, Consolidated

Energy Sales	3Q25	2T25	3Q24	chg. %	chg. %
(in GWh)				3Q/2Q	3Q/3Q
Residential	3,658	3,668	3,450	-0.3%	6.3%
Industrial	4,858	4,677	4,581	3.9%	2.1%
Commercial	2,951	3,141	2,848	-6.0%	10.3%
Rural	1,085	984	1,117	10.3%	-11.9%
Others	681	679	709	0.3%	-4.2%
Subtotal	13,233	13,149	12,705	0.6%	3.5%
Own Consumption	6	6	7	0.0%	-14.3%
Wholesale supply	5,235	5,043	4,200	3.8%	20.1%
TOTAL	18,474	18,198	16,912	1.5%	7.6%

Revenue from supply of electricity	3Q25	2Q25	3Q24	chg. %	chg. %
(R$ million)				3Q/2Q	3Q/3Q
Residential	3,554	3,374	3,124	5.3%	13.8%
Industrial	1,339	1,278	1,379	4.8%	-2.9%
Commercial	1,668	1,650	1,577	1.1%	5.8%
Rural	768	643	735	19.4%	4.5%
Others	542	516	544	5.0%	-0.4%
Subtotal	7,871	7,461	7,359	5.5%	7.0%
Retail supply not yet invoiced	-113	78	-46	-244.9%	145.7%
Wholesale supply	1,319	1,147	1,243	15.0%	6.1%
TOTAL	9,077	8,686	8,556	4.5%	6.1%

Cemig - Operating Revenues	3Q25	2Q25	3Q24	chg. %	chg. %
(R$ million)				3Q/2Q	3Q/3Q
Sales to end consumers	7,758	7,539	7,313	2.9%	6.1%
Wholesale supply	1,321	1,148	1,243	15.1%	6.3%
TUSD	1,451	1,414	1,338	2.6%	8.4%
CVA and Other financial components in tariff adjustment	114	70	357	62.9%	-68.1%
Transmission revenue	96	114	145	-15.8%	-33.8%
Financial remuneration of transmission contract	61	30	40	103.3%	52.5%
Transactions in the CCEE	36	40	27	-10.0%	33.3%
Gas supply	614	965	1,038	-36.4%	-40.8%
Construction revenue	1,639	1,503	1,375	9.0%	19.2%
Others	1,357	1,454	764	-6.7%	77.6%
Subtotal	14,447	14,277	13,640	1.2%	5.9%
Taxes and charges deductions from revenue	-3,827	-3,491	-3,491	9.6%	9.6%
Net Revenues	10,620	10,786	10,149	-1.5%	4.6%

43

Cemig - Operating Expenses	3Q25	2Q25	3Q24	chg. %	chg. %
(R$ million)				3Q/2Q	3Q/3Q
Personnel	337	388	326	-13.1%	3.4%
Employees’ and managers’ profit sharing	48	46	41	4.3%	17.1%
Post-Retirement Employee Benefits	105	109	122	-3.7%	-13.9%
Materials	32	27	35	18.5%	-8.6%
Outsourced services	584	527	497	10.8%	17.5%
Energy purchased for resale	5,163	4,547	4,567	13.5%	13.1%
Charges for use of the national grid	766	777	805	-1.4%	-4.8%
Gas bought for resale	241	485	544	-50.3%	-55.7%
Depreciation and Amortization	378	368	346	2.7%	9.2%
Provisions	186	147	-14	26.5%	-1428.6%
Construction costs	1,602	1,463	1,336	9.5%	19.9%
RBSE (national grid) remeasurement	-	199.00	-	-	-
Other Expenses	96	140	145	-31.4%	-33.8%
Total	9,538	9,223	8,750	3.4%	9.0%
Gain on disposal of Investments (Aliança)	-	-	-1,617	-	-
Gain on purchase	-	-	-14	-	-
Result of the Transmission Periodic Tariff Review	-	-	-1,521	-	-
Total outras receitas (redutor da despesa)	-	-	-3,152	-	-
Total geral	9,538	9,223	5,598	3,4%	70,4%

44

Cemig - Finance Income and Expenses	3Q25	2Q25	3Q24	chg. %	chg. %
(R$ million)				3Q/2Q	3Q/3Q
FINANCE INCOME
Income from cash investments	101	202	105	-50.0%	-3.8%
Arrears fees on sale of energy	77	81	72	-4.9%	6.9%
Monetary variations	7	12	5	-41.7%	40.0%
Monetary variations – CVA	39	13	5	200.0%	680.0%
Monetary updating on Court escrow deposits	24	20	18	20.0%	33.3%
Pasep and Cofins charged on finance income	-65	-72	-49	-9.7%	32.7%
Gains on financial instruments - Swap	0	0	13	0.0%	-100.0%
Monetary updating on PIS/Pasep and Cofins taxes credits	31	4	5	675.0%	520.0%
Others	43	42	89	2.4%	-51.7%
	257	302	263	-14.9%	-2.3%
FINANCE EXPENSES
Costs of loans and financings	423	383	237	10.4%	78.5%
Foreign exchange variations	7	0	5	-	40.0%
Monetary updating – loans and financings	46	62	40	-25.8%	15.0%
Foreign exchange variations - Itaipu Binacional	-	0	9	-	-
Monetary updating on PIS/Pasep and Cofins taxes credits	24	0	-	-	-
Estimated update of distributed generation credits	12	75	8	-84.0%	50.0%
Others	21	45	25	-53.3%	-16.0%
	533	565	324	-5.7%	64.5%
NET FINANCE INCOME (EXPENSES)	-276	-263	-61	4.9%	352.5%

Cemig - Statement of Results	3Q25	2Q25	3Q24	chg. %	chg. %
(R$ million)				3Q/2Q	3Q/3Q
Net Revenue	10,620	10,786	10,149	-1.5%	4.6%
Operating Expenses	9,538	9,223	5,599	3.4%	70.4%
Operational profit	1,082	1,563	4,550	-30.8%	-76.2%
Equity gain (loss) in subsidiaries	41	77	62	-46.8%	-33.9%
EBITDA	1,501	2,009	4,958	-25.3%	-69.7%
Financial Result	-276	-263	-62	4.9%	345.2%
Provision for Income Taxes, Social Cont & Deferred Income Tax	-50	-190	-1270	-73.7%	-96.1%
Net profit for the period	797	1,188	3,280	-32.9%	-75.7%

45

Cemig - Recurring profit: reconciliation
(R$ million)	3Q25	3Q24
Net profit – IFRS	797	3,280
Remeasurement of post-employment liabilities	-15	-
Voluntary retirement program	-2	-
Gain on disposal of Investments (Aliança)	-	-1,083
Reversal of provision with related party (Aliança)	-	-38
Result of the Transmission Periodic Tariff Review	-	-1,004
FX exposure – Eurobond hedge	-	-37
Recurring net profit	780	1,118

46

Cash Flow Statement	sep/25	sep/24
(R$ million)
Cash at beginning of period	1,898	1,537
Cash generated by operations	3,424	4,637
Net income	3,024	6,122
Depreciation and amortization	1,110	1,012
CVA and other financial components	-311	-376
Equity gain (loss) in subsidiaries	-160	-191
Remeasuring of concession financial and concession contract assets	-897	-782
Interest and monetary variations	872	205
Provisions	467	-139
Deferred income and social contribution taxes	415	2,082
Refund of PIS/Pasep and Cofins credits to consumers	-209	-513
Gain on disposal of investments	0	-1,617
Dividends receivable	165	291
Interest paid on loans and financings	-992	-558
Net gain on derivative instruments at fair value through profit or loss	3.00	-125
Foreign exchange variations on loans	(6.00)	231
Post-employment obligations	317	366
Others	-374	-1,371
Investment activity	-4,754	-3,200
Securities - Financial Investment	-334	-2,288
Reduction of share capital in investee	-	48
Disposal of fixed assets	-	101
Disposal of assets	-	2,737
Fixed and Intangible assets/distribution and gas infrastructure	-4,420	-3,798
Financing activities	884	686
Lease payments	-61	-54
Proceeds from Loans, financings and debentures	5,184	4,383
Interest on Equity, and dividends	-1,775	-2,977
Payments of loans and debentures	-2,464	-666
Cash at end of period	1,452	3,661

47

Cemig - Balance Sheets (Assets)	set/25	2024
(R$ million)
CURRENT
Cash and cash equivalents	1,452	1,898
Marketable securities	865	358
Customers, traders, concession holders and Transport of energy	5,570	5,596
Concession financial assets	1,354	1,190
Concession contract assets	1,124	1,140
Tax offsetable	558	511
Income tax and Social Contribution tax recoverable	238	7
Dividends receivable	82	111
Public lighting contribution	340	296
Escrow deposits	48	235
Reimbursement of tariff subsidies	618	209
Other credits	934	625
Assets classified as held for sale	64	57
TOTAL CURRENT	13,247	12,233
NON-CURRENT
Securities	-	135
Consumers and traders	291	254
Tax offsetable	1,516	1,455
Income tax and Social Contribution tax recoverable	548	582
Deferred income tax and Social Contribution tax	2,396	2,334
Escrow deposits in legal actions	1,289	1,196
Reimbursement of tariff subsidies	88	-
Accounts receivable from the State of Minas Gerais	32	40
Financial assets of the concession	8,048	6,881
Contractual assets	11,496	10,327
Investments	3,234	3,221
Property, plant and equipment	4,018	3,715
Intangible assets	18,020	16,806
Leasing – rights of use	378	387
Other credits	149	161
TOTAL NON-CURRENT	51,503	47,494

TOTAL ASSETS	64,750	59,727

48

Cemig - Balance Sheets (Liabilities and Shareholders' Equity)	set/25	2024
(R$ million)
CURRENT
Suppliers	3,298	2,952
Regulatory charges	493	344
Profit sharing	131	111
Taxes	734	725
Income tax and Social Contribution tax	192	163
Interest on Equity, and dividends, payable	3,413	3,611
Loans and debentures	2,982	2,877
Payroll and related charges	265	217
Public Lighting Contribution	540	475
Post-retirement liabilities	212	233
Accounts payable related to energy generated by consumers	1,739	1,251
Financial liability of the concession	0	16
Taxes to be reimbursed to customers	341	526
Leasing operations	88	79
Other obligations	456	582
TOTAL CURRENT	14,884	14,146

NON-CURRENT
Regulatory charges	143	172
Loans and debentures	12,429	9,403
Taxes	485	496
Income tax and Social Contribution tax	1,415	1,543
Provisions	2,001	1,853
Post-retirement liabilities	4,037	4,073
Taxes to be reimbursed to customers	155	166
Leasing operations	337	350
Other obligations	130	142
TOTAL NON-CURRENT	21,132	18,198
TOTAL LIABILITIES	36,016	32,344

TOTAL EQUITY
Share capital	14,309	14,309
Capital reserves	393	393
Profit reserves	13,576	13,576
Equity valuation adjustments	-839	- 900
Retained earnings	1,289	-
NON-CONTROLLING INTERESTS	28,728	27,378
Non-Controlling Interests	6	5
TOTAL EQUITY	28,734	27,383
TOTAL LIABILITIES AND EQUITY	64,750	59,727

49

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that events or results will occur as referred to in these expectations.

These expectations are based on present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under our control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include: Cemig’s business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives; and other factors. Due to these and other factors, our results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our staff nor any party related to any of them or their representatives shall have any responsibility for any losses that may arise as a result of use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM), and in the 20-F Form filed with the US Securities and Exchange Commission (SEC).

Financial amounts are in R$ million (R$ mn) unless otherwise stated.

Financial data reflect the adoption of IFRS.

50

5.	Notice to the Market dated November 18, 2025 – Liquidation of the 11th Issue Debentures of Cemig GT

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 06.981.176/0001-58
COMPANY REGISTRY (NIRE): 31300020550

NOTICE TO THE MARKET
Liquidation of the 11th Issue Debentures of Cemig GT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), a category “A” publicly-held company with shares traded on the stock exchanges of São Paulo and New York, hereby informs its shareholders and the market in general that, on November 18, 2025, CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“Cemig GT”), a publicly-held company and wholly owned subsidiary of Cemig, concluded the financial liquidation of the 11th (eleventh) issue of simple, unsecured debentures, not convertible into shares, with an additional personal guarantee, in two series (“Issue”), for public distribution under the automatic registration procedure with the Brazilian Securities and Exchange Commission (“CVM”), which are guaranteed by Cemig (“Debentures”).

A total of 1,500,000 (one million five hundred thousand) Debentures were issued, totaling R$1,500,000,000.00 (one billion five hundred million reais), subscribed as follows:

Series	Quantity	Value	Rate	Term	Amortization
1st	1,000,000	R$1,000,000,000.00	IPCA + 6.7878% p.a.	4,383 days	120th, 132nd, and 144th months
2nd	500,000	R$500,000,000.00	IPCA + 6.6504% p.a.	5,479 days	156th, 168th, and 180th months

The proceeds obtained by Cemig GT from the Issue of Debentures will be allocated exclusively to the reimbursement of expenses, expenditures and/or debts related to the implementation of a project classified as priority, pursuant to Law 12,431, of June 24, 2011, as amended.

Finally, we hereby inform that the credit rating agency Moody’s attributed an ‘AAA.br’ rating to the Issue.

This notice is for information purposes only, under the terms of the legislation in force, and should not be interpreted as a selling material, or an offer, invitation, or request for the acquisition of the Debentures.

Belo Horizonte, November 18, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

6.	Material Fact dated December 3, 2025 - Collective Bargaining Agreement Regarding Health Plans

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

MATERIAL FACT

Collective Bargaining Agreement Regarding Health Plans

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo and New York, under CVM Resolution 44/2021, hereby informs its shareholders and the market in general, further to the Material Facts disclosed on September 19, 2025, September 12, 2025, and February 20, 2025, that an agreement entered into with employee representative entities was approved on this date by the Regional Labor Court of the 3rd Region, in connection with the collective bargaining agreement no. 0011731-13.2025.5.03.0000. The agreement was signed with the Intermunicipal Union of Workers in the Energy Industry of Minas Gerais (SINDIELETRO); the Union of Engineers of the State of Minas Gerais (SENGE); the Union of Industrial Technicians of Minas Gerais (SINTEC); the Union of Utility Workers of Juiz de Fora, and the retired employees of the Association of Retired Employees and Pensioners of Cemig and its Subsidiaries (AEA).

This agreement, together with the previous one already approved with other labor unions, as disclosed in the Material Fact of September 19, 2025, establishes a buyout payment for compensatory indemnity in a maximum total amount of R$1,250,000,000.00 (one billion, two hundred and fifty million reais), to be paid on a pro rata basis in 6 (six) installments, with the final installment due in 2030. This amount considers a total of 15,496 (fifteen thousand, four hundred and ninety-six) retired employees and pensioners, all of whom were active and enrolled in the CEMIG Saúde PSI health plan in February 2025.

Together, the two agreements enable the transition of the 15,496 (fifteen thousand, four hundred and ninety-six) participants to new health plans, with the termination of Cemig’s sponsorship of the PSI health plan as of December 31, 2025.

The agreement has a resolutive nature and applies to those represented by or affiliated with the signatory entities.

CEMIG reaffirms its commitment to keeping shareholders and the market in general informed about this matter, under CVM regulations and applicable legislation.

Belo Horizonte, December 03, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

7.	Notice to the Market dated December 5, 2025 - Injunction granted in Public Civil Action against Auction of four small power plants

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 06.981.176/0001-58

COMPANY REGISTRY (NIRE): 31300020550

Notice to the Market

Injunction granted in Public Civil Action against Auction of four small power plants

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly-held company with shares traded on the stock exchanges of São Paulo and New York, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a publicly-held company and the wholly-owned subsidiary of CEMIG, hereby inform its shareholders and the market in general, further to the Notices to the Market disclosed on May 23, 2025, May 20, 2025, March 24, 2025, February 21, 2025, and January 10, 2025, that the Court of the 1st Public Treasury and Government Agencies Court of the District of Belo Horizonte has granted an injunction in a public civil action filed by the Federação dos Trabalhadores nas Indústrias Urbanas no Estado de Minas Gerais to suspend the processing of the divestment procedure arising from the public Auction for the sale of the rights to operate four small-scale power generation plants.

The decision covers the agreement resulting from the Auction held on December 05, 2024, for the divestment of the Machado Mineiro, Sinceridade, Martins, and Marmelos power plants, which are not part of the Company’s Strategic Plan. CEMIG will file an appeal and pursue all legal remedies at the appropriate judicial levels.

CEMIG and CEMIG GT reaffirm their commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed of any developments on this matter, under CVM regulations and legislation in force.

Belo Horizonte, December 05, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

8.	Notice to the Market dated December 8, 2025 - Suspension of injunction in Public Civil Action against Auction of four small power plants

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 06.981.176/0001-58

COMPANY REGISTRY (NIRE): 31300020550

Notice to the Market

Suspension of injunction in Public Civil Action against Auction of four small power plants

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly-held company with shares traded on the stock exchanges of São Paulo and New York, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“CEMIG GT”), a publicly-held company and the wholly-owned subsidiary of CEMIG, hereby inform its shareholders and the market in general, further to the Notices to the Market disclosed on December 05, 2025, May 23, 2025, May 20, 2025, March 24, 2025, February 21, 2025, and January 10, 2025, that the Court of Justice of the State of Minas Gerais has suspended, until the final judgment on the merits, the injunction granted in the records of Public Civil Action No. 1002307-24.2025.8.13.0024 against the public Auction for the sale of the rights to operate four small-scale power generation plants.

Thus, the decision restores the effects of the agreement resulting from the Auction held on December 05, 2024, for the divestment of the Machado Mineiro, Sinceridade, Martins, and Marmelos power plants, which are not part of the Company’s Strategic Plan, enabling the continuation of the divestment process.

CEMIG and CEMIG GT reaffirm their commitment to keeping shareholders, the market in general, and other stakeholders duly and timely informed of any developments on this matter, under CVM regulations and legislation in force.

Belo Horizonte, December 08, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

9.	Material Fact dated December 12, 2025 - CEMIG announces R$44 billion investment plan for 2026-2030

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

MATERIAL FACT

CEMIG announces R$44 billion investment plan for 2026-2030

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo and New York, under CVM Resolution 44/2021, hereby informs its shareholders and the market in general that its Board of Directors, at a meeting held on December 11, 2025, approved the update of the Company’s Strategic Plan and Multi-Year Plan for the 2026-2030 Cycle, with an estimated investment plan of R$44 billion.

The “Focus on Minas and Win” Strategic Plan, implemented since 2019, has promoted a profound operational and strategic transformation at the Company, driving significant efficiency gains, portfolio realignment through divestments of non-core assets, and the prioritization of investments in Minas Gerais.

The corporate strategy is structured around pillars that guide its long-term priorities: health and safety, efficiency and operational efficiency aligned with the evolution of the customer experience, modernization and resilience of power grids, expansion in centralized generation and distributed generation, modernization of power plants, preparation for the full opening of the energy market, and leadership in the energy transition, supported by digitalization, innovation, and new technologies.

The planned investments are expected to capture structural opportunities in the sector, ensure greater reliability of the power system, and accelerate the energy transition, sustaining long-term value creation for shareholders and society, through a results-oriented management approach grounded in sustainability.

For 2026, the plan provides for investments of approximately R$6.7 billion, allocated as follows:

Description¹	2026 (R$ million)
Distribution	5,269
Generation	197
Transmission	632
Distributed Generation	375
Natural Gas	227
Other	25
Total	6,725

¹ Includes investments in IT and Innovation

The investments presented reflect estimates based on the Company’s strategic plans for its businesses. The first year is already included in the approved budget. The remaining years may be subject to changes due to various factors and market conditions, and the final amounts will depend on approval by the Board of Directors.

Belo Horizonte, December 12, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

10.	Material Fact dated December 12, 2025 - Single agreement in collective bargaining agreements on health plan

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

MATERIAL FACT

Single agreement in collective bargaining agreements on health plan

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly-held company with shares traded on the stock exchanges of São Paulo and New York, under CVM Resolution 44/2021, hereby informs its shareholders and the market in general, further to the Material Facts disclosed on December 03, 2025, September 19, 2025, September 12, 2025, and February 20, 2025, that, on this date, the Regional Labor Court of the 3rd Region (TRT-3) approved a single agreement entered into with the employee representative entities, within the scope of collective bargaining agreements 0011802-15.2025.5.03.0000 and 0011731-13.2025.5.03.0000, involving the Union of Electric Power Workers of Southern Minas Gerais (SINDSUL), the Federation of Workers in Urban Industries of Minas Gerais (FTIUMG), the Intermunicipal Union of Workers in the Energy Industry of Minas Gerais (SINDIELETRO); the Union of Engineers of the State of Minas Gerais (SENGE); the Union of Industrial Technicians of Minas Gerais (SINTEC); the Union of Utility Workers of Juiz de Fora, and the retired employees of the Association of Retired Employees and Pensioners of Cemig and its Subsidiaries (AEA).

The new agreement unifies and replaces the previous agreements already approved between Cemig and the labor unions, as disclosed in the Material Facts of December 03, 2025 and September 19, 2025, limiting the payment of a compensatory indemnification (buyout) to a maximum aggregate amount of R$1,280,000,000.00 (one billion and two hundred and eighty million reais), to be paid on a pro rata basis in 6 (six) installments, with the final installment due in 2030. Upon execution of the agreement, Cemig shall bear no responsibility for losses, deficits, insufficiencies, financial losses, or technical or actuarial imbalances of the new health plans, whose funding shall be entirely borne by the beneficiaries. Financial budgetary, technical, and actuarial management shall be the responsibility of the governance bodies of the Cemig Saúde Operator and the Management Committee of the new plans.

The single agreement enables the transition of the 15,496 (fifteen thousand, four hundred and ninety-six) participants of the ProSaúde Integrado Plan (PSI) to the new Cemig Saúde health plans, with the termination of Cemig’s sponsorship of the PSI as of December 31, 2025. As a result, Cemig concludes its direct involvement in the management and funding of retirees’ health plans.

The agreement approved by TRT-3 will lead to the extinction of judicial claims discussing the right to health plan funding, covering active employees, retirees, and pensioners represented by or affiliated with the signatory entities.

CEMIG reaffirms its commitment to keeping shareholders and the market in general informed about this matter, under CVM regulations and applicable legislation.

Belo Horizonte, December 12, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations

11.	Notice to the Market dated December 19, 2025- Cemig SIM concludes the acquisition of 10MWp in solar power plants

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

NOTICE TO THE MARKET

Cemig SIM concludes the acquisition of 10MWp in solar power plants

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG”), a publicly-held company with shares traded on the stock exchanges of São Paulo and New York, hereby informs its shareholders and the market in general that its wholly-owned subsidiary CEMIG SOLUÇÕES INTELIGENTES EM ENERGIA S.A. (“Cemig SIM”) has, on this date, concluded the acquisition of a 51% equity interest in two distributed generation photovoltaic power plants (“UFVs”) and 100% of one UFV, totaling 10 MWp of installed capacity, for an amount of R$52.8 million.

As a result of this acquisition, CEMIG SIM has terminated the partnerships previously in place and now holds full ownership interests in all proprietary assets in its portfolio, in line with CEMIG’s Strategic Planning.

CEMIG reaffirms its commitment to keep shareholders, the market in general, and other stakeholders duly and timely informed, in accordance with CVM regulations and applicable legislation.

Belo Horizonte, December 19, 2025.

Andrea Marques de Almeida

Vice President of Finance and Investor Relations